Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

MACATAWA BANK CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Michigan	6022	38-3391345
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10753 Macatawa Drive
Holland, Michigan 49424

(616) 820-1444
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gordon R. Lewis
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503-2487
(616) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐;

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value	$30,000,000	$3,483.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2011

PRELIMINARY PROSPECTUS

[• ] Shares

Common Stock

          We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase shares of our common stock. This is called the "rights offering." You will receive one right to purchase [•] share of common stock for each share of common stock that you hold of record as of 5:00 p.m., Eastern Time, on [•]. If you fully exercise your subscription rights for all of the shares that you hold of record, then you may also subscribe to purchase additional shares. Subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any stock exchange or trading market. We are offering for sale a total of [•] shares of common stock in the rights offering.

          Concurrently with the rights offering, we are also offering to sell an additional [•] shares of our common stock to the public in a public offering. This is called the "public offering." The public offering and the rights offering are collectively referred to in this prospectus as the "offerings." These shares may also be offered and sold to fulfill oversubscription requests in the rights offering, and shares not purchased in the rights offering may be offered and sold in the public offering.

          The purchase price for shares in the rights offering and in the public offering is $[•] per share. Subscription rights will expire at 5:00 p.m., Eastern Time, on [•], and the public offering will terminate at 5:00 p.m., Eastern Time, on [•], unless we extend either or both offering periods in our discretion until no later than [•].

          Neither the rights offering nor the public offering is an underwritten offering. Our shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

          Our common stock is traded on The Nasdaq Global Select Market under the ticker symbol "MCBC." The last reported sales price of our common stock on [•], 2011 was $[•] per share. We intend to list the shares of common stock issued in the rights offering and the public offering on the Nasdaq Global Select Market under the same ticker symbol.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 of this prospectus to read about risks you should carefully consider before buying our common stock.
	Per Share	Total

Offering price	$	$30,000,000
Proceeds to Macatawa Bank Corporation (before expenses)		30,000,000

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

          We expect to deliver the shares of common stock in book-entry form only against payment on or about [•], 2011, subject to customary closing conditions.

The date of this prospectus is [•], 2011

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

          You should rely only on the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus and any free writing prospectus, you should rely on this prospectus and any free writing prospectus. You should assume that the information contained in or incorporated by reference into this prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

          You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision. In this prospectus, we present and refer to information and statistics regarding the banking industry and the banking market in Michigan. We obtained this market data from independent publications or other publicly available information and are not responsible for the accuracy of our sources.

          No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

          As used in this prospectus, the terms "we," "our," "us," "MCBC," "Macatawa," and the "Company" refer to Macatawa Bank Corporation and its consolidated subsidiary, unless the context indicates otherwise. References to the "Bank" refer to Macatawa Bank, a wholly owned subsidiary of Macatawa Bank Corporation.

Note Concerning Preliminary Prospectus

          The final prospectus will be updated, where appropriate, to include financial information as of and for the year ended December 31, 2010. In addition, consolidated financial statements as of and for the year ended December 31, 2010 will be incorporated by reference into the final prospectus. You should not make any investment decision until a final prospectus including such financial information is delivered to you.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read this entire prospectus, including the "Risk Factors" section, and the documents incorporated by reference into this prospectus, which are described below under "Incorporation of Certain Information by Reference."

Overview

          Macatawa Bank Corporation is a Michigan corporation and a registered bank holding company. Macatawa's business is concentrated in a single industry segment - commercial banking. Through its wholly-owned subsidiary, Macatawa Bank, Macatawa offers a full range of commercial and personal banking services, including checking, savings and certificates of deposit accounts, cash management, safe deposit boxes, trust services and commercial, mortgage and consumer loans through its twenty-six branch offices and a lending and operation service facility in Ottawa County, Kent County and northern Allegan County, Michigan. Other services we offer include ATMs, internet banking, telephone banking and debit cards. Macatawa Bank provides various brokerage services, including discount brokerage through Infinex, personal financial planning and consultation regarding mutual funds.

          The Bank was formed in 1997 and until 2009 our strategy has been to profitably grow our business based upon our mission to attract clients who prefer to conduct business with a locally managed institution that demonstrates an active interest in their business and personal financial affairs, places high priority on local decision-making and contributes financial and employee support to community initiatives. Within the past year, our strategy has been modified as discussed below.

          At September 30, 2010, we had total assets of $1.61 billion, total loans of $1.28 billion, total deposits of $1.28 billion and shareholders' equity of $67.0 million. During the third quarter of 2010, we recognized net income of $703,000 compared to a net loss of $20.9 million in the third quarter of 2009. During the second quarter of 2010, we recognized net income of $1.7 million compared to a net loss of $31.3 million in the second quarter of 2009. This represents two consecutive quarters of profitability following six consecutive quarters of net losses.

          During 2008 and 2009, Macatawa reported operating losses of $38.9 million and $63.6 million, respectively. The losses for 2008 and 2009 were largely attributable to loan losses, lost interest on nonperforming assets and rising costs of administering problem assets associated with the rapid increase in problem loans and other real estate assets. Losses in 2009 included the establishment of a tax valuation allowance and 2008 losses included the write-off of goodwill. The loan and problem asset related losses continued in the first quarter of 2010, as the Company reported a net loss of $21.1 million.

          In February 2010, Macatawa Bank entered into a Consent Order with the Federal Deposit Insurance Corporation ("FDIC") and the Michigan Office of Financial and Insurance Regulation ("OFIR"), in which the Bank agreed to increase management and board oversight, improve process and controls, limit lending to certain borrowers, obtain regulatory approval of future dividends, and improve regulatory capital ratios. Please see "Consent Order with Macatawa Bank and its Regulators" below for more information regarding the Consent Order.           In July 2010, the Company entered into a Written Agreement with the Federal Reserve Bank of Chicago ("FRB"). Among other things, the Written Agreement provides that the Company must take appropriate steps to utilize its financial and managerial resources to serve as a source of strength to Macatawa Bank and the Company may not declare or pay any dividends without the prior written consent of the FRB. Please see "Written Agreement with the Company and its Regulator" below for more information regarding the Written Agreement.

          The Board of Directors of Macatawa has significantly changed the strategic direction and focus of the Bank to improve its internal operations and to work out of its problem loans and assets. During the fourth quarter of 2009, the Macatawa Board of Directors elected a new independent Chairman of the Board. Macatawa has since worked closely with the FRB and Macatawa Bank's regulators at the FDIC and OFIR to put in place improved controls and procedures. The Board of Directors has implemented more robust corporate governance practices and disciplined business and banking principles, implemented more conservative lending principles that comply with regulatory standards, and appointed experienced and disciplined lending and compliance personnel. The focus of our management team has turned from growth in our business to executing these disciplined business and banking procedures and policies, limiting future losses, preserving capital and improving operational efficiencies.

          As a result of these efforts, the Company has achieved significantly improved results:
•	Our two most recently completed quarters were profitable;

•	Our liquidity has improved dramatically since the end of 2009 primarily through large reductions in volatile funding balances;

•	The Bank's capital ratios have improved since March 31, 2010; and

•

We have reduced our level of delinquent and nonperforming loans and have achieved lower levels of loan charge offs for 2010 compared to the preceding two years, allowing for reductions in the provision for loan losses in 2010.

Our Strengths

          Our focus on community banking and strong customer service has historically positioned us well in the markets that we serve and we believe those strengths will help position us for a return to sustained profitability. We have achieved strong pre-tax, pre-provision income through a stable and substantial core funding base, which has resulted in a comparatively strong net interest margin and expansion of core deposits in our markets. For additional information about our pre-tax, pre-provision income, see "Summary of Selected Consolidated Financial Information." Our key strengths include:

•

Well Developed Retail and Business Banking Franchise. We operate 26 full-service branches located in some of Michigan's strongest economic markets covering a solid and diverse economic and entrepreneurial base. We have established and cultivated a strong brand identity in our markets as a local community bank that offers superior customer service and a convenient branch network. As a result, we are well positioned to provide retail and business banking services to customers and potential customers in our market area. We have kept our network of 26 branches and many of our key business assets intact despite extremely challenging economic conditions and intense competition. While the Company and the Bank have faced extraordinary challenges in the past three years, this same banking franchise maintained high service standards and as a result retained our strong and valuable deposit customer base.

•

Focus on Local Communities as a Competitive Advantage. We have over 400 trained and experienced employees who we believe provide exceptional customer service, and we maintain local management authority in the communities we serve. This enables our employees to make prompt and responsible decisions for our customers, which we believe makes them feel important and appreciated. While there are many bank, thrift, credit union and other financial institution offices located within our market area, many are branches of larger financial institutions that utilize centralized out-of-market decision making. We compete for loans, deposits and other financial services based on our knowledge of and ability to communicate effectively with our customers and our ability to understand and meet our customers' needs by providing high quality customer service. We also intimately understand the communities in which our customers do business, as they are the same communities in which we conduct our business. Our management believes that our personal service philosophy, our local decision-making and understanding of local markets, and diverse delivery channels enhance our ability to compete favorably in attracting individuals and local businesses.

•

Independent and Focused Leadership. The board of directors of the Company and the Bank consists of 11 directors, of whom 10 are non-employee directors. Our Board is led by Chairman Richard L. Postma, an independent director and respected business leader with a demonstrated record of business successes. Please see "Our Board of Directors" and "Strengthening our Board of Directors and Board Oversight" below.

•

Substantial Core Funding Base. We internally fund our operations through a stable base of core deposits that provides cost-effective funding for our lending operations. The majority of our deposits are derived from core client sources, relating to long term relationships with local clients. At September 30, 2010, core deposits accounted for 95% of our total deposits. For this presentation, core deposits consist of total deposits less national certificates of deposit and brokered deposits. In addition, less than 19% of our deposits and other forms of funding were composed of wholesale deposits and FHLB advances as of September 30, 2010. As a result of our strong core funding, our cost of funds for the first nine months of 2010 and all of 2009 was 1.98% and 2.56%, respectively. We were also able to build our liquidity and still maintain a net interest margin of 3.24% for the nine month period ended September 30, 2010.

Our Market Area

          Our primary market area includes Ottawa, Kent and northern Allegan Counties, all located in Western Michigan. This area includes two mid-sized cities, Grand Rapids and Holland, and rural areas. Grand Rapids is the second largest city in Michigan. Holland is the largest city in Ottawa County. Both cities and surrounding areas have a solid and diverse economic base, which includes health and life sciences, tourism, office and home furniture, automotive components and assemblies, pharmaceutical, transportation, equipment, food and construction supplies. Grand Valley State University, a 24,000-student regional university with nearly 2,000 employees, has its three main campuses in our market area. GVSU and several smaller colleges and university affiliates located in our market area help stabilize the local economy because they are not as sensitive to the fluctuations of the broader economy.

          While Michigan has the second highest unemployment rate in the United States (as of October 2010), both the seasonally adjusted and unadjusted unemployment rates have shown an improving trend for the past several quarters. The Michigan October 2010 seasonally-adjusted unemployment rate of 12.8% was the lowest seasonally-adjusted monthly rate since March 2009 and the October 2010 unadjusted rate of 12.0% was the lowest unadjusted monthly rate since December 2008. Although Michigan reported 20,700 fewer jobs in October 2010 than October 2009, that decrease represents the smallest year-over-year decline for a month since 2004. The private sector added 9,700 jobs in the ten month period from January 2010 through October 2010, as compared to a loss of 187,600 jobs for the same period in 2009.

          University of Michigan economists project positive job growth of 24,500 net jobs in 2011, which would represent the first yearly gain in over a decade, followed by an increase of 63,100 jobs during 2012. University of Michigan economists also project that after a negative reading in 2009, personal income growth will turn positive again, with readings around 2 percent in 2010 and 2011, increasing to 4 percent in 2012.

          Of Michigan's 83 counties, Ottawa County had the 19th lowest unadjusted unemployment rate in the state and the 15th lowest unadjusted unemployment rate in Michigan's lower peninsula at 10.6% for October 2010. Ottawa County has maintained a lower monthly unadjusted unemployment rate than the entire state throughout the last decade and continues to do so. Kent County tied for the 13th lowest unadjusted unemployment rate in the state and tied for the 10th lowest unadjusted unemployment rate in Michigan's lower peninsula at 9.9% for October 2010. Kent County has maintained an equivalent or lower monthly unadjusted unemployment rate than the entire state since November 2003 and continues to do so.

          It appears that the Michigan housing market is beginning to show signs of stabilization. Based on U.S. Census data, Michigan housing building permits in 2010 through October are up approximately 28.66% from the same period last year. In the Grand Rapids-Wyoming metropolitan area, housing building permits are up approximately 20.5% in 2010 through October compared to the same period in 2009. In the Holland-Grand Haven metropolitan area, housing building permits are up approximately 8.87% in 2010 through October compared to the same period in 2009.

          The Michigan Economic Activity Index equally weighs nine, seasonally adjusted coincident indicators of real economic activity that reflect activity in the construction, manufacturing and service sectors as well as job growth and consumer outlays. The index is measured on a scale of 110. The index rose three points in July 2010 reaching a level of 87, representing the index's highest value in over two years. After remaining steady in August 2010, the index increased two points in September 2010, and returned to a level of 87 in October 2010. As of October, year-to-date the index has averaged a level of 85, which is 11 points higher than the average for all of 2009. October's index level is up 16 points from the cycle low of 71, which was reached in July 2009.

          Kent County had a population of approximately 608,315 for 2009 and is projected to grow by approximately 2.04% from 2009-2015. Kent County had a median household income of approximately $47,684 for 2008, which was the sixteenth highest in the state. Ottawa County had a population of approximately 261,957 for 2009 and is projected to grow by approximately 7.19% from 2009-2020. Ottawa County had a median household income of approximately $52,107 for 2008, which was the ninth highest in the state.

          Following completion of the offerings, we believe we will be well-positioned to take advantage of growth opportunities in our market area. As many of our largest competitors have pulled back or reduced their lending efforts in our market area, we believe opportunities exist to increase our lending market share through organic growth. We continue to invest in our credit and lending teams, through both hiring experienced commercial lenders and additional underwriting and credit monitoring training of our employees.

Our Board of Directors
•

Richard L. Postma, Chairman is the co-founder and Chief Executive Officer of U.S. Signal Co., LLC. Mr. Postma has more than 35 years of professional experience launching, leading and growing companies.

•	Mark J. Bugge is the Chief Financial Officer of a family holding company that owns a substantial interest in a global multi-billion dollar consumer products company.

•

Ronald L. Haan is a director and the Chief Executive Officer and President of the Company and the Bank. Mr. Haan served as Executive Vice President of Macatawa Bank from September 2005 until August 12, 2009. Mr. Haan has over 35 years of banking experience.

•	Arend D. Lubbers is an independent consultant who previously served as the President of Grand Valley State University from 1969 to 2001.

•

Douglas B. Padnos serves on the management team of Louis Padnos Iron & Metal Co., a leading recycling and scrap processing, management and sales company headquartered in Holland, Michigan with global reach.

•	Thomas J. Wesholski is a long time banker who has served in executive and senior-level capacities with various West Michigan banks since 1967.

•	Wayne J. Elhart has been involved in the management of an automotive dealership in Holland, Michigan since 1980.

•	Charles A. Geenen has been President of GDK Construction Co., Inc., in Holland since 1983 and is associated with Geenen DeKock Properties LLC, a commercial real estate development company.

•

Birgit M. Klohs is President & Chief Executive Officer of The Right Place, Inc., a regional economic development organization for the retention, expansion and attraction of businesses to the West Michigan Area.

•	Robert L. Herr is a former Partner with the public accounting firm Crowe Horwath LLP. Mr. Herr retired in 2007 after 40 years with Crowe Horwath LLP.

•

Thomas P. Rosenbach has been a Partner with the public accounting firm Beene Garter LLP since 1990 and he currently serves as Managing Partner of the firm. He has over 27 years of experience in public accounting, specializing in construction, real estate, manufacturing and wholesale distribution industries.

Strengthening Our Board of Directors and Board Oversight of the Company

The Board of Directors is committed to fulfilling its responsibility to the shareholders of the Company to oversee the Company's overall performance and the integrity of our financial disclosures. We have made significant efforts to increase and improve Board oversight of the Company and governance of the Bank to build accountability, confidence and performance. We have also implemented changes to promote the independence and objectivity of the Board of Directors. These efforts have included:
•

The Board of Directors appointed Richard Postma, an independent director, as Chairman of the Board. The Board has separated the roles of Chairman and Chief Executive Officer to help the Board provide independent oversight of the Company.

•	The boards of the Company and the Bank have been consolidated, so that shareholders effectively elect all persons who serve on the Bank's board of directors.

•	The Board of Directors, Audit Committee and Compliance Committee meet at least monthly to help the Board closely monitor the Company on an ongoing basis.

•	Three new independent directors have been appointed to the Board since August 2009.

•	The Board of Directors appointed a chartered Compensation Committee consisting entirely of independent directors.

•	The Board of Directors adopted a comprehensive Corporate Governance Policy to promote accountability and transparency and has adopted charters for the Compensation, Audit and Governance Committees.

Our Executive Leadership Team

          The members of our leadership team have significant past experience working in senior positions at financial institutions or organizations. Our leadership team is able to leverage that experience to have a broader and sophisticated understanding of the financial services business and the financial markets. Our leadership team has structured our company to emulate certain aspects of larger financial institutions that we perceive to be beneficial to our business and clients without losing our community-based roots. Combined, our leadership team has over 170 years of banking and financial experience.
•	Ronald L. Haan is the President and Chief Executive Officer of the Company and the Bank. Mr. Haan's biographical information appears above under the caption "Our Board of Directors."

•

Jon W. Swets has been Senior Vice President and Chief Financial Officer of the Company and the Bank since July 1, 2002. Prior to joining the Company, Mr. Swets served as an audit partner at Crowe, Chizek and Company LLC. Mr. Swets also served as Chief Financial Officer for several years at AmeriBank in Holland, Michigan until its acquisition by Fifth Third Bank.

•

Craig A. Hankinson joined the Company as Senior Vice President and Chief Credit Officer in November 2010. Mr. Hankinson has more than 20 years of credit and lending experience in the West Michigan and broader Midwest regional market. Most recently, he served as Senior Credit Officer of the business banking group for Fifth Third Bancorp

•

Edward D. Ryan has been Vice President of the Company since 2009 and Vice President, Commercial Market Manager of the Bank since March 2009. Mr. Ryan has more than 29 years banking experience with various local community banks. Mr. Ryan leads the Bank's Special Assets Group.

•

Jill A. Walcott has been Senior Vice President of the Company since 2002 and is currently Senior Vice President, Senior Retail Banking Officer of the Bank. Ms. Walcott began with the Bank in December of 1997 as Vice President, Branch Administrator and was promoted to Senior Vice President in 2002. Ms. Walcott manages the Bank's marketing and retail banking functions.

Our Strategy

          The Board of Directors of the Company has significantly changed the strategic direction and focus of the Bank to improve its internal operations and to work out of its problem loans and assets. During the fourth quarter of 2009, the Board of Directors elected a new, independent Chairman of the Board. The Company has since worked closely with its regulators at the FRB and the Bank's regulators at the FDIC and OFIR to put in place improved controls and procedures. The Board has implemented additional corporate governance practices and disciplined business and banking principles, and implemented more conservative lending principles that comply with regulatory standards, and appointed experienced and disciplined lending and compliance personnel. The focus of our management team has turned from growing our business to executing these disciplined business and banking procedures, limiting future losses, preserving capital and improving operational efficiencies.

          Despite the strain that a continuing soft economy places on the loan portfolio, the Company is committed to its efforts to mitigate future loan losses. Tangible steps have been taken to reduce exposure within certain credit concentrations, establish more conservative lending principles that comply with regulatory standards, implement new lending and compliance policies and procedures, and enhance problem loan identification and resolution plans. These steps include the following:
•

Board Oversight. The full Board of Directors and the Audit and Compliance Committees of the Board now meet at least monthly to monitor, among other items, the new lending and compliance procedures. The Board also restructured the reporting lines for departments involved in managing activities involved in the lending function. The Special Asset Group responsible for the disposition of problem assets, the Credit Administration department responsible for loan policy and credit monitoring, and the Risk Management Department are led by qualified officers who report directly to the Audit Committee. The Board intends that all necessary resources will be allocated to ensure compliance and to allow the Bank to work out of its problem loans and assets.

•

Plan to Reduce Substandard Assets. We recognize the need to reduce our risk position related to substandard assets. We have formulated and implemented specific plans for each asset identified as substandard. Reductions are expected to be achieved in a variety of ways, including collecting, upgrading (when appropriate and independently verified), right-sizing, or improving the quality of the assets. The ultimate objective is to return the amount of these assets to an acceptable level. The Company also recognizes that the downturn in real estate values may be sustained and it must continuously reevaluate every classified asset. The economic environment has a direct impact on our market and all targets will be re-evaluated regularly as these plans evolve. The specific plans are reviewed and approved by the Audit and Compliance Committees at monthly meetings.

•

Concentration Reduction. We implemented a concentration reduction plan to measure and monitor concentrations of credit on an ongoing basis. Execution of that plan included curtailing the origination of residential land development loans, the portfolio primarily responsible for loan losses in 2008 and 2009. Increased emphasis has been placed on obtaining updated property valuations and "right- sizing" of loan balances either through pay downs or by obtaining additional collateral in order to protect the Bank. Partially as a result of these efforts, total commercial real estate loans declined $115.4 million in the first three quarters of 2010, and commercial loans secured by residential real estate, the portfolio that has created the majority of stress within our loan portfolio, declined $57.8 million in the same period. We expect continued reductions in our real estate portfolios in an effort to maintain or improve our capital ratios and comply with the Consent Order.

•

Loan Review. The Loan Review function previously reported administratively through Credit Administration and functionally to the Board Loan Committee. Loan Review now reports functionally to the Audit Committee. The Risk Management department is now responsible administratively for the Loan Review function and has expanded this team to include a Senior Loan Review Manager and additional resources to support our goal of completing an independent, annual review of the entire commercial loan portfolio to monitor the accuracy and completeness of the watch list and all risk grades. This process is intended to identify violations of law, rules, or regulations and policy, credit and collateral documentation exceptions and track corrective measures. This function is also responsible for the integrity of the loan grading system and the independent review of loan grades at inception and renewal.

•

Lender Accountability. Management established individual lender scorecards which are monitored on an ongoing basis. Lenders are apprised monthly of these scorecards and held accountable. We evaluated the performance of individual lenders and implemented corrective action, including the termination of loan officers whose loan portfolios included a majority of the Company's nonperforming assets.

•

Loan Policies and Procedures. Loan policy and underwriting guidelines were significantly enhanced in 2009 and have been reassessed for compliance with regulatory requirements and disciplined business practices. Improvements have been made to the Appraisal Policy, Commercial Loan Policy, Environmental Risk Policy, Consumer Loan Policy, Loan Loss Reserve Policy, Non-Accrual and Charged-Off Loan Policy, Real Estate Loan Policy and Loan Review Policy. Further enhancements to the control framework will be evaluated on an on-going basis.

          The second and third quarters of 2010 reflect progress made in implementing these plans. The following table highlights asset quality results achieved in 2010.

(in millions)	Quarter Ended September 30, 2010	Quarter Ended June 30, 2010	Quarter Ended March 31, 2010	Quarter Ended December 31, 2009

Commercial loans	$ 973.6	$ 1,047.4	$ 1,112.6	$ 1,210.4
Nonperforming loans	84.4	95.1	102.5	103.9
Other real estate owned and repo assets	54.1	48.8	45.9	37.3
Total nonperforming assets	138.6	143.8	148.4	141.2
Net chargeoffs	4.6	6.3	13.6	15.0
Total delinquencies	81.1	94.2	124.8	118.6

Regulatory Developments

Consent Order with Macatawa Bank and its Regulators

          On February 22, 2010, Macatawa Bank entered into a Consent Order (the "Consent Order") with the FDIC and OFIR, the primary banking regulators of the Bank. The Bank agreed to the terms of the Consent Order without admitting or denying any charges of unsafe or unsound banking practices. The Consent Order imposes no fines or penalties on the Bank. The Consent Order will remain in effect and enforceable until it is modified, terminated, suspended, or set aside by the FDIC and the OFIR. Macatawa Bank's customer deposits remain fully insured to the highest limit set by the FDIC. The Board of Directors views the requirements of the Consent Order as necessary components of its efforts to return Macatawa to profitability and pursue the long term success of Macatawa Bank for its shareholders, depositors, and customers.

          The Consent Order includes the following requirements, among others:
•

While the Consent Order is in effect, the Bank may not declare or pay any cash dividend without the prior written consent of the FDIC and the OFIR. The Bank did not pay dividends to the Company during 2009 or 2010. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay its operating expenses, dividends on its common and preferred stock and interest on its subordinated notes and trust preferred securities. The Company has suspended payment of dividends on common and preferred stock and has deferred interest payments on trust preferred securities.

•

The Bank must attain and maintain a Tier 1 Leverage Capital Ratio of at least 8% and a Total Risk Based Capital Ratio of at least 11%. As of September 30, 2010, these ratios were 6.55% and 9.23%, respectively.

•

The Bank is prohibited from extending additional credit to, or for the benefit of, any borrower who is already obligated to the Bank on any loan that has been charged off by the Bank, so long as the amount charged off remains uncollected. In addition, the Consent Order prohibits the Bank from extending any additional credit to a borrower who has an uncollected loan that has been classified "Substandard" or "Doubtful", unless the Bank's Board of Directors has determined that extending additional credit to the borrower is in the best interest of the Bank.

          The Bank has already addressed or taken steps to address, many of the requirements of the Consent Order and continues to implement a comprehensive plan to address all of the requirements of the Consent Order.

Written Agreement with the Company and its Regulator

          The Company has formally entered into a Written Agreement with the FRB. The Written Agreement was assigned an effective date of July 23, 2010. Among other things, the Written Agreement provides that the Company:

•	must take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to Macatawa Bank;

•	may not declare or pay any dividends without prior FRB approval;

•	may not take dividends or any other payment representing a reduction in capital from Macatawa Bank without prior FRB approval;

•	may not make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior FRB approval;

•	may not incur, increase or guarantee any debt without prior FRB approval;

•	may not purchase or redeem any shares of its stock without prior FRB approval; and

•

may not appoint any new director or senior executive officer, or change the responsibilities of any senior executive officer so that the officer would assume a different senior executive officer position, without prior regulatory approval.

          Each quarter we request approval from the FRB to make the next quarter's interest payment on our subordinated debt and are continuing to accrue the interest amounts due.

Strategies for Complying with the Consent Order

          Our strategies to increase the Bank's capital ratios in order to comply with the capital requirements of the Consent Order include the following:
•	Earnings improvements. Our steps to reduce and manage our expenses have included:

•	We reduced staff during 2008 and 2009.
•	We paid no senior management bonuses for 2007 through 2010.
•	We have suspended merit pay increases.
•	We suspended 401(k) plan matching contributions at the beginning of 2010.

These steps, along with other expense reduction measures, have resulted in the removal of approximately $9.0 million from the Bank's annualized operating costs since 2008. During the first nine months of 2010, controllable noninterest expenses, excluding nonperforming asset costs and FDIC assessments, were at their lowest quarterly levels in over five years. The management team remains active at exploring on-going cost reduction opportunities as the Bank continues to "right-size" its operation.

•

Suspension of dividends. The Bank did not pay dividends to the Company during 2009 or in the first nine months of 2010. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay dividends on its common and preferred stock and interest on its trust preferred securities. To preserve Bank capital, the Company continued the suspension of dividend payments on common and preferred stock and the deferral of interest payments on trust preferred securities during the first nine months of 2010.

•

Risk Management and Improvement of Asset Quality. Despite the strain that a continuing soft economy places on the loan portfolio, the Company is committed to managing risk and mitigating loan losses. Tangible steps have been taken to reduce exposure within certain credit concentrations, establish more conservative lending principles that comply with regulatory standards, implement new lending and compliance policies and procedures, and enhance problem loan identification and resolution plans. These steps include increased Board of Directors oversight, specific plans to reduce substandard assets, Audit Committee oversight of the loan review process, establishment of lender accountability procedures, and enhanced loan policies and procedures.

•

Asset Reduction. Total assets were reduced by $319.2 million to $1.83 billion at December 31, 2009 from $2.15 billion at December 31, 2008 and further reduced to $1.61 billion at September 30, 2010. The decrease in total assets was largely from a reduction in our loan portfolio from efforts to reduce concentration in certain loan types. We are implementing a concentration reduction plan to measure and monitor concentrations of credit on an ongoing basis. Execution of that plan included curtailing the origination of residential land development loans, the portfolio primarily responsible for loan losses in 2008 and 2009. Increased emphasis has been placed on obtaining updated property valuations and "right- sizing" of loan balances either through pay downs or by obtaining additional collateral in order to protect the Bank. We expect further asset reductions in these areas as we continue to execute this plan.

•

Securities Portfolio Changes. During the second quarter of 2010, we completed the disposition of nearly all of the municipal, corporate and U.S. agency securities in our available-for-sale investment portfolio through sales in the open market. The securities were sold for a total of approximately $102 million. The sales were executed as part of our overall strategy to increase our regulatory capital ratios and liquidity. The majority of the proceeds have been initially invested in liquid money market balances with money center banks. We intend to ultimately reinvest the proceeds in higher yielding investment securities when market conditions improve.

•

Capital Raising. We increased our capital through the sale of $31.3 million of Series A Preferred Stock in the fourth quarter of 2008. During the second and third quarters of 2009, we increased our capital by $5.9 million through the issuance of Series B Preferred Stock, common stock and the subordinated debt. We are undertaking the rights offering and the public offering to raise equity capital to improve the Bank's capital position and our consolidated capital position as required by the Consent Order and the Written Agreement.

Our Capital Needs

          We need additional capital in order to take advantage of the opportunities that may be presented to us. Management believes that with additional capital, the Company will be able to act upon opportunities to improve its profitability and enhance its franchise and overall shareholder value. While additional capital will give us a tool we believe we can use to build shareholder value, we also need capital to comply with the terms of our regulatory Consent Order, to provide an increased ability to absorb potential future losses and to provide us with the foundation for future growth.

Executive Offices and Website

          Our headquarters and administrative offices are located at 10753 Macatawa Drive, Holland, Michigan 49424, and our telephone number is (616) 820-1444. Our internet website address is www.macatawabank.com. The information on our website is not a part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

The Offerings
Shares Offered

Macatawa Bank Corporation is offering up to a maximum of [•] shares of Company common stock. The Company may increase or decrease the size of the offering in its sole discretion. There is no minimum offering amount.

Offering price	$[•] per share.

Rights Offering

We are distributing at no cost or charge to our shareholders [•] subscription right for each share of common stock owned as of 5:00 p.m., Eastern Time, on the record date, [•]. These rights may be exercised only by you, and cannot be sold, transferred or assigned to anyone else.

Basic Subscription Privilege

For each right that you own, you will have a basic subscription privilege to buy from us [•] share of our common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Oversubscription Opportunity

If you exercise your basic subscription privilege in the rights offering in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege and a portion of the [•] additional shares that we may elect to issue in our sole discretion to facilitate sales of shares to new investors in the public offering that we are undertaking concurrently with the rights offering.

We reserve the right to reject in whole or in part any or all oversubscription requests, and we may choose to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to new investors in the public offering.

Expiration of Rights

The subscription rights will expire at 5:00 p.m., Eastern Time, on [•], unless the expiration date is extended to no later than [•]. We reserve the right to extend the subscription rights period at our sole discretion.

Procedures for Exercising Rights

The subscription rights may be exercised at any time during the subscription period. To exercise your subscription rights, you must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of an oversubscription request), to us before the rights expire.

Public Offering

Concurrent with the rights offering, we are also conducting an offering of common stock to the public, referred to as the public offering. In the public offering, we are offering for sale up to an additional [•] shares, which may also be used to satisfy oversubscription requests in the rights offering at our discretion.

Procedures for Subscribing in the Public Offering

Investors may subscribe for a minimum of [•] shares in the public offering. To subscribe, you must properly complete the enclosed subscription agreement and deliver it, along with the full subscription price, to us before the expiration of the public offering on [•], unless extended by us, in our sole discretion, to no later than [•].

No Revocation	You may not revoke an exercise of rights in the rights offering or a subscription in the public offering.

Discretion to Accept, Reject or Limit Subscriptions

We reserve the right to reject in whole or in part any or all subscription requests in the public offering. In order to protect our future ability to use our net operating losses and deferred tax assets, we may limit subscriptions to not permit an acquisition by any single investor of in excess of 5% of our shares of common stock. In addition, we may condition any purchase of our common stock upon the execution of a standstill agreement that prohibits the purchaser from acquiring more than 5% of our common shares within three years of the offerings.

No Board of Directors Recommendation	Our board of directors is making no recommendation regarding the exercise of rights or participation in the public offering.

Common shares outstanding after the offerings	[•] shares, if all shares offered are sold.

Net proceeds	We estimate the net proceeds from the offerings, after estimated expenses, will be approximately $[•], if all shares offered are sold.

Use of proceeds

We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. As of September 30, 2010, a contribution of $23.8 million of qualifying capital would have been required for the Bank to comply with the Consent Order with respect to total capital. A contribution of $23.7 million of qualifying Tier 1 capital would have been required as of September 30, 2010 to comply with the Consent Order with respect to Tier 1 capital. A portion of the net proceeds of the offering will be retained by the Company to pay its continuing operating expenses. See "Use of Proceeds."

Trading market	Our common stock is traded on the Nasdaq Global Select Market under the symbol "MCBC." See "Market for Common Stock and Dividend Information."

Dividends

The Board of Directors of the Company suspended payment of dividends on our common stock in 2008. Our Written Agreement and Consent Order prohibit the Company and the Bank from declaring or paying dividends. See "Market for Common Stock and Dividend Information."

Risk Factors

Before you decide to invest in our common stock, you should carefully review this entire prospectus, including the risk factors set forth under the "Risk Factors" section of this prospectus beginning on page 14 and of the documents incorporated by reference into this prospectus. See "Risk Factors" and "Where You Can Find More Information."

Nasdaq Global Select Market Symbol	MCBC

Summary of Selected Consolidated Financial Information

          The following unaudited table sets forth selected historical consolidated financial information as of and for the nine months ended September 30, 2010 and 2009 and as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 derived from our audited consolidated financial statements. The unaudited financial information as of and for the nine months ended September 30, 2010 and 2009 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period. You should read this information in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference."
	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Summary of Earnings
Total Interest Income (including fees on loans)	$58,919	$73,189	$95,878	$116,075	$139,372	$133,506	$105,395
Total Interest Expense	20,636	33,801	43,085	57,944	76,456	66,089	42,558
Net Interest Income	38,283	39,388	52,793	58,131	62,916	67,417	62,837
Noninterest Income	13,516	13,181	16,697	18,144	16,098	14,177	13,004
Noninterest Expense	47,125	51,476	67,391	58,433	50,259	44,913	41,423
Pre-tax, Pre-Provision Income()	4,674	1,093	2,099	17,842	28,755	36,681	34,418
Provision for Loan Losses	22,060	52,740	74,340	37,435	15,750	7,715	3,675
Goodwill Impairment Charge	0	0	0	27,634	0	0	0
Income (Loss) Before Income Taxes	(17,386)	(51,647)	(72,241)	(47,227)	13,005	28,966	30,743
Income Taxes	1,303	2,786	(8,600)	(8,373)	3,736	9,135	9,854
Net Income (Loss)	(18,689)	(54,433)	(63,641)	(38,854)	9,269	19,831	20,889
Dividends declared on preferred shares	0	2,870	2,870	817	0	0	0
Net Income (Loss) available to common	$(18,689)	$(57,303)	$(66,511)	$(39,671)	$9,269	$19,831	$20,889

Per Share Data
Basic earnings (loss) per share	$(1.06)	$(3.30)	$(3.81)	$(2.33)	$.54	$1.17	$1.24
Diluted earnings (loss) per share	(1.06)	(3.30)	(3.81)	(2.33)	.54	1.14	1.21
Cash Dividends Paid	0	0	0.26		.51	.46	.37
Book Value	1.91	3.64	3.10	6.91	9.47	9.19	8.38
Tangible Book Value	1.89	3.61	3.07	6.88	7.82	7.73	6.89

Balances at Period-End
Total Assets	$1,611,395	$1,981,772	$1,830,172	$2,149,372	$2,132,973	$2,074,816	$1,869,990
Allowance for Loan Losses	52,192	48,049	54,623	38,262	33,422	23,259	20,992
Net Loans	1,226,106	1,508,854	1,456,193	1,735,801	1,717,210	1,688,191	1,526,887
Interest earning Assets()	1,480,046	1,857,467	1,702,227	2,009,859	1,996,732	1,921,735	1,725,832
Total Deposits	1,279,710	1,546,311	1,416,337	1,665,761	1,523,553	1,667,557	1,507,772
Short-Term Borrowings	216,336	288,023	278,023	284,790	354,052	192,018	145,161
Long-Term Borrowings	42,888	42,888	42,888	41,238	41,238	41,238	41,238
Total Tangible Common Equity	33,439	63,848	54,235	117,702	117,702	131,371	115,888
Total Shareholders' Equity	66,992	97,674	87,991	149,213	149,213	156,849	141,744
Total Common Shareholders' Equity	33,828	64,509	54,827	118,576	118,576	156,849	141,744

__________________________
1 Represents Income (loss) before income taxes adjusted to remove provision for loan losses and goodwill impairment charge.
2 Includes non-accrual loans.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)
Average Balances
Total Assets	$1,701,391	$2,055,703	$2,016,876	$2,129,937	$2,102,541	$1,970,305	$1,783,032
Total Shareholders' Equity	72,695	136,209	125,776	161,515	164,730	151,479	136,512
Total Common Shareholders' Equity	39,530	105,456	92,611	130,878	164,730	151,479	136,512

Asset Quality
Net Charge Offs	$24,491	$42,953	$57,979	$32,595	$5,587	$5,448	$1,934
Loans 30-89 Days Past Due	17,062	43,745	29,806	34,832	40,103	17,791	8,448
Nonaccrual Loans	83,391	83,411	90,999	89,433	67,881	5,316	3,977
Nonperforming Loans	84,448	88,160	103,885	92,249	73,871	22,290	4,204
Other real estate owned and repossessed assets	54,112	33,643	37,408	19,821	5,876	3,293	692
Nonperforming Assets	138,560	121,803	141,193	112,071	79,747	25,583	4,896
Nonperforming Loans to Total Loans	6.61%	5.66%	6.88%	5.20%	4.22%	1.30%	.27%
Nonperforming Assets to Total Loans and OREO	10.40%	7.66%	9.13%	6.25%	4.54%	1.49%	..32%
Nonperforming Assets to Total Assets	8.60%	6.15%	7.71%	5.27%	3.75%	1.23%	.26%
Allowance for Loan Losses to Total Loans	4.08%	3.09%	3.62%	2.16%	1.91%	1.36%	1.36%
Allowance for Loan Losses to Nonperforming Loans	61.80%	54.50%	55.09%	41.30%	47.24%	106.72%	499.33.27%
Annualized Net Charge-Offs to Average Loans Outstanding	1.41%	3.43%	3.54%	1.85%	..32%	..33%	..13%

Other Significant Ratios
Efficiency Ratio (On tax equivalent basis)	90.98%	97.92%	96.98%	112.84%	63.61%	55.04%	54.62%
Net Interest Margin	3.24%	2.75%	2.82%	2.94%	3.21%	3.67%	3.81%
Pre-Tax, Pre-Provision ROA()	.27%	.05%	.10%	.84%	1.37%	1.86%	1.93%
Return on Average Assets	(1.46)%	(3.53)%	(3.16)%	(1.82)%	.44%	1.01%	1.17%
Return on Average Equity	(34.28)%	(53.28)%	(50.60)%	(24.06)%	5.63%	13.09%	15.30%
Average Earning Assets to Average Assets	92.44%	93.56%	93.43%	92.79%	92.99%	93.12%	92.77%
Loans to Deposits	99.89%	100.68%	106.67%	106.50%	114.90%	102.63%	102.66%
Core Deposits to Total Deposits	94.78%	84.69%	85.42%	79.72%	86.69%	83.63%	81.15%
Total Capital to Risk Weighted Assets	9.3%	9.5%	9.2%	11.3%	10.7%	10.9%	11.1%
Tier 1 Capital to Risk Weighted Assets	6.6%	7.6%	7.1%	10.0%	9.4%	9.5%	9.7%
Tier 1 Capital to Average Assets	5.4%	6.3%	6.0%	8.8%	8.3%	8.5%	8.7%
Tangible Common Equity to Tangible Asset	2.08%	3.22%	2.96%	5.48%	6.21%	6.41%	6.28%
Dividend Payout Rate	n/a	n/a	n/a	(11.16)%	94.44%	40.35%	30.58%

The remainder of this page is intentionally left blank.

__________________________
3 Represents Income (loss) before income taxes adjusted to remove provision for loan losses and goodwill impairment charge, divided by average total assets.

RISK FACTORS

          An investment in our common stock involves significant risks. You should consider carefully the risk factors included below as well as those discussed under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the period ended September 30, 2010, together with all of the other information included in or incorporated by reference into this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or a substantial part of your investment.

Risks Related To the Company's Business

Other than the second and third quarters of 2010, our results of operations have not been profitable in recent periods and we may incur additional losses during 2011.

          We were profitable in the second and third quarters of 2010, but we had posted a high net consolidated loss in each of the preceding six consecutive quarters, and a total consolidated net loss during that time period of $123.5 million. Net income for the second quarter of 2010 was largely due to a $2.7 million gain on the sale of securities and both the second and third quarters were positively affected by reductions in the allowance for loan losses. Total nonperforming assets as of September 30, 2010 remained high and related costs were elevated as well. There is no assurance that the Company's results of operations will stay profitable in the short term or at all. We have recorded provisions for loan losses of $74.3 million for the year ended December 31, 2009 and $22.0 million for the first nine months of 2010. Costs associated with the administration and disposition of nonperforming assets were $11.4 million for the year ended December 31, 2009 and $10.2 million for the first nine months of 2010. In light of the current economic environment, significant additional provisions for loan losses and nonperforming asset costs may yet be necessary. As a result, we may incur significant additional credit costs in 2011 or beyond, which could adversely impact our financial condition, results of operations, and the value of our common stock.

The Company's past operating results may not be indicative of its future operating results.

          The Company's strategic direction and focus has turned from growth to improving its internal operations, including complying with the Consent Order, working out of its problem loans and assets and returning the Company to profitable operations. The Company will not be able to achieve the historical rate of growth it experienced prior to the 2008 economic downturn, may not even be able to grow its business at all and may be forced to continue to shrink assets to maintain regulatory capital ratios. Various factors, many of which are discussed in more detail in the risk factors below, that may impede or prohibit the Company's ability to grow include the impact of elevated levels of nonperforming assets, the inability to maintain or access additional capital and liquidity sources, economic conditions, regulatory and legislative considerations and competition. If the Company experiences a significant decrease in its size, the Company's results of operations and financial condition could be adversely affected due to the percentage of its operating costs being fixed expenses.

Our elevated level of nonperforming assets and other problem loans could continue to have an adverse effect on the Company's results of operations and financial condition.

          Our nonperforming assets were approximately $138.6 million (which includes non-accrual loans, foreclosed properties and other accruing loans past due 90 days or more at September 30, 2010). These elevated levels could continue to negatively impact operating results through higher loan losses, lost interest and higher costs to administer problem assets. Until these elevated levels of problem assets are reduced, the Company could continue to record operating losses that further materially deteriorate the Company's financial condition and reduce capital levels, further exposing the Company to additional risk factors discussed below.

National, state and local economic conditions could have a material adverse effect on the Company's results of operations and financial condition.

          The results of operations for financial institutions, including our Bank, may be materially and adversely affected by changes in prevailing national, state and local economic conditions. Our profitability is heavily influenced by the quality of the Company's loan portfolio and the stability of the Company's deposits. Unlike larger national or other regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Ottawa, Kent and Allegan Counties of Western Michigan. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services, as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities, financial, or credit markets or other factors could impact national as well as these local economic conditions and, in turn, have a material adverse effect on the Company's results of operations and financial condition.

Our credit losses could increase and our allowance for loan losses may not be adequate to cover actual loan losses.

          The risk of nonpayment of loans is inherent in all lending activities and nonpayment of loans may have a material adverse effect on our earnings and overall financial condition, as well as the value of our common stock. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which could have an adverse affect on our operating results, and may cause us to increase the allowance in the future. The actual amount of future provisions for loan losses cannot now be determined and may exceed the amounts of past provisions. Federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our regulatory capital ratios, net income, financial condition and results of operations.

If the condition of the Bank's loan portfolio worsens, its ability to borrow funds from the Federal Home Loan Bank and Federal Reserve Bank could be adversely affected, which could materially adversely affect the Bank's liquidity position.

          As part of its liquidity management, the Bank borrows funds from the Federal Home Loan Bank and has the ability to borrow from the Federal Reserve Bank. The borrowed funds are collateralized by certain investment securities and qualifying residential and commercial real estate loans. The Bank is permitted to borrow an amount of funds up to a certain percentage of the total investment securities and loans pledged as collateral. The Federal Home Loan Bank and Federal Reserve Bank will not accept as collateral any loan that is rated as a 5 or worse on our internal loan grading system. If the quality of the Bank's loan portfolio worsens, the Bank could have fewer loans eligible to be pledged as collateral for borrowed funds, reducing the total amount of available funds that the Bank is permitted to borrow. A reduction in the total amount of the available funds that the Bank is permitted to borrow from the Federal Home Loan Bank and Federal Reserve Bank could materially adversely affect the Bank's liquidity position.

We are not in compliance with the Consent Order. This could result in enforcement action against us.

          The Bank is subject to a Consent Order with the FDIC and OFIR. The Bank is required to have and maintain a Tier 1 Leverage Capital Ratio of at least 8% and a Total Risk Based Capital Ratio of at least 11%. The Bank was not in compliance with these capital ratios at September 30, 2010. We are evaluating alternatives to reach and maintain the capital levels required by the Consent Order. Achievement of these capital levels could be impacted, positively or negatively, as a result of certain uncertainties, including, but not limited to, earnings levels, changing economic conditions, asset quality and property values. A failure to raise additional capital to satisfy the capital levels required by the Consent Order could materially adversely affect our ability to maintain our current level of assets and to further expand our operations through organic growth. In addition, the Bank could become subject to an enforcement action, which could result in removal of directors, officers, employees and institution affiliated parties, and the imposition of civil money penalties and even ultimately closure of the Bank.

Failure to comply with the Written Agreement could result in enforcement proceedings.

          The Company is subject to a Written Agreement with the FRB. The failure of the Company to comply with the terms of the Written Agreement could result in proceedings to enforce the Written Agreement. Such proceedings could result in removal of directors, officers, employees and institution affiliated parties, and the imposition of civil money penalties.

A pending SEC investigation may subject us to significant costs and could divert management attention.

          We have been fully cooperating with the SEC, which is conducting a non-public fact-finding investigation into the circumstances surrounding the Company's restatement of earnings for the quarter ended June 30, 2008 and the Company's decision to revise its previously announced financial results for the quarter ending June 30, 2009. The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. We have already incurred, and expect to continue to incur, significant legal expenses arising from the investigation. If the SEC were to institute legal action, we could face fines and penalties in an amount that could be material and we could be required to take remedial actions determined by the SEC or a court.

Our independent auditor has included a going concern paragraph in its opinion on its audit of our 2009 consolidated financial statements.

          Our financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred significant net losses in the first quarter of 2010 and the years ended December 31, 2009 and 2008, primarily from higher provisions for loan losses and expenses associated with the administration and disposition of nonperforming assets at the Bank. The losses have caused the Bank's regulatory capital ratios to remain at levels categorized as "adequately capitalized", which in turn limits its ability to use certain funding sources, such as brokered deposits. As discussed in Notes 1 and 2 to our consolidated financial statements for the year ended December 31, 2009, the Bank is under a regulatory consent order that requires among other provisions, higher levels of regulatory capital. The Bank did not meet the higher capital requirement within the timeframe in the Consent Order or at September 30, 2010 and is not expected to be in compliance with the regulatory capital requirements of the Consent Order by December 31, 2010 or beyond, without an external capital infusion. Failure to reduce the level of nonperforming assets, higher costs to administer and dispose of those assets and comply with the consent order, limitations on funding sources, and failure to comply with higher regulatory capital requirements may result in additional enforcement actions. These factors, along with the other risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2009 create uncertainty about our ability to continue as a going concern. Our auditor has expressed the opinion, included in our 2009 Form 10-K, that these events raise substantial doubt about the Company's ability to continue as a going concern. Although our ability to successfully address all of these issues is not assured, management respectfully disagrees with the auditor's opinion that there is substantial doubt (versus uncertainty) about Macatawa's ability to continue as a going concern. These factors could result in a loss of confidence in the Bank by our customers, investors and the public, which loss of confidence could have a material adverse effect on our financial condition, results of operations and liquidity.

Our business is subject to various lending risks depending on the nature of the borrower's business, its cash flow and our collateral.
•

Repayment of our commercial loans is often dependent on cash flow of the borrower, which may be unpredictable, and collateral securing these loans may fluctuate in value. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

•

Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by commercial real estate often depend upon the successful operating and management of the properties, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulation. If the cash flow from the project is reduced, the borrower's ability to repay the loan and the value of the collateral for the loan may be impaired. The value of real estate collateral may decrease due to local market factors and other reasons.

•

Our construction and development loans are based upon estimates of costs to construct and value associated with the completed project. These estimates may be inaccurate. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. Delays in completing the project may arise from labor problems, material shortages and other unpredictable contingencies. If the estimate of the cost of construction is inaccurate, we may have to advance additional funds to complete construction. If our appraisal of the value of the completed project proves to be overstated, or if property values decline before repayment, we may have inadequate collateral securing repayment of the loan upon completion of the project.

Our construction and development lending has exposed us to significant risks and has resulted in a disproportionate amount of the increase in our provision for loan losses in recent periods.

          Construction and development loans consist of loans to commercial customers for the construction of their business facilities. They also include construction loans to builders and developers for the construction of one- to four-family residences and the development of one- to four-family lots, residential subdivisions, condominium developments and other commercial developments. This portfolio has been particularly adversely affected by job losses, declines in real estate value, declines in home sale volumes, and declines in new home building. Declining real estate values have resulted in sharp increases in losses, particularly in the land development and construction loan portfolios to residential developers. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful completion and sales of the related real estate project. Consequently, these loans are often more sensitive to adverse conditions in the real estate market or the general economy than other real estate loans. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Additionally, we may experience significant construction loan losses if independent appraisers or project engineers inaccurately estimate the cost and value of construction loan projects. The Company curtailed this type of lending in 2008. During 2009 and 2010, the Company also made a significant effort to reduce its exposure to residential land development and other construction and development loans.

          Construction and development loans have contributed disproportionately to the increase in our provisions for loan losses in recent periods. As of September 30, 2010, we had approximately $139.6 million in construction and development loans outstanding, or approximately 10.9% of our loan portfolio. Approximately $28.9 million, or 49.8%, of our net charge-offs during 2009 and approximately $7.8 million, or 31.8%, of our net charge-offs during the first nine months of 2010 were attributable to construction and development loans. Further deterioration in our construction and development loan portfolio could result in additional increases in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio has and will continue to be affected by the ongoing correction in residential real estate prices and reduced levels of home sales.

          Loans to residential developers involved in the development or sale of 1-4 family residential properties were approximately $106.4 million, $153.3 million and $204.4 million at September 30, 2010, December 31, 2009 and December 31, 2008. There continues to be a general slowdown in the housing market in our market area, reflecting declining prices and excess inventories of houses to be sold. As a result, home builders have shown signs of financial deterioration. We expect the home builder market to continue to be volatile and anticipate continued pressure on the home builder segment. As we continue our on-going portfolio monitoring, we will make credit and reserve decisions based on the current conditions of the borrower or project combined with our expectations for the future. If the deterioration in the housing market continues, we could experience higher charge-offs and delinquencies in this portfolio.

We may face increasing pressure from historical purchasers of our residential mortgage loans to repurchase those loans or reimburse purchasers for losses related to those loans.

          We generally sell the fixed rate long-term residential mortgage loans we originate on the secondary market and retain adjustable rate mortgage loans for our portfolios. In response to the financial crisis, we believe that purchasers of residential mortgage loans, such as government sponsored entities, are increasing their efforts to seek to require sellers of residential mortgage loans to either repurchase loans previously sold or reimburse purchasers for losses related to loans previously sold when losses are incurred on a loan previously sold due to actual or alleged failure to strictly conform to the purchaser's purchase criteria. As a result, while we have not yet been required to repurchase such loans, we may face increasing pressure from historical purchasers of our residential mortgage loans to repurchase those loans or reimburse purchasers for losses related to those loans and we may face increasing expenses to defend against such claims. If we are required in the future to repurchase loans previously sold, reimburse purchasers for losses related to loans previously sold, or if we incur increasing expenses to defend against such claims, our financial condition and results of operations would be negatively affected, and would lower our capital ratios as a result of increasing assets and lowering income through expenses and any loss incurred.

We have significant exposure to risks associated with commercial and residential real estate.

          A substantial portion of our loan portfolio consists of commercial and residential real estate-related loans, including real estate development, construction and residential and commercial mortgage loans. As of September 30, 2010, we had approximately $687.7 million of commercial real estate loans outstanding, which represented approximately 54% of our loan portfolio. As of that same date, we had approximately $145.7 million in residential real estate loans outstanding, or approximately 11% of our loan portfolio. Consequently, real estate-related credit risks are a significant concern for us. The adverse consequences from real estate-related credit risks tend to be cyclical and are often driven by national economic developments that are not controllable or entirely foreseeable by us or our borrowers. General difficulties in our real estate markets have recently contributed to significant increases in our nonperforming loans, charge-offs, and decreases in our income.

Commercial loans may expose us to greater financial and credit risk than other loans.

          Our commercial loan portfolio, including commercial mortgages, was approximately $973.6 million at September 30, 2010, comprising approximately 76% of our total loan portfolio. Commercial loans generally carry larger loan balances and can involve a greater degree of financial and credit risk than other loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans are a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risks for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental agencies or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Changes in interest rates may negatively affect our earnings and the value of our assets.

          Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but such changes could also affect: (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities, including our securities portfolio; and (iii) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rates indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

The Dodd-Frank Act may adversely impact the Company's results of operations, financial condition or liquidity.

          On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), was signed into law by President Obama. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States, establishes the new federal Bureau of Consumer Financial Protection (the "BCFP"), and will require the BCFP and other federal agencies to implement many new and significant rules and regulations. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting rules and regulations will impact the Company's and the Bank's business. Compliance with these new laws and regulations will likely result in additional costs, which could be significant, and could adversely impact the Company's results of operations, financial condition or liquidity.

The Bank cannot accept, renew or roll over brokered deposits without a waiver from the FDIC, which could materially adversely affect the Bank's liquidity position.

          Because the Bank is subject to a Consent Order, the Bank cannot be categorized as "well-capitalized," regardless of actual capital levels. As of the date of this report, the Bank was categorized as "adequately capitalized." As a result, the Bank cannot accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC. It is not likely that the Bank will be granted a waiver of this prohibition. At September 30, 2010, the Bank's brokered deposits totaled $66.8 million and represented 5.2% of deposits. If the Bank is not able to replace the funding required for maturing brokered deposits, the Bank's liquidity position could be materially adversely affected.

The Company could be adversely affected by the soundness of other financial institutions, including defaults by larger financial institutions.

          The Company's ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of credit, trading, clearing, counterparty or other relationships between financial institutions. The Company has exposure to multiple counterparties, and the Company routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Company interacts on a daily basis, and therefore could adversely affect the Company.

Risks Associated With the Offerings and the Company's Stock

The future price of the shares of common stock may be less than the purchase price per share in the offerings.

          If you purchase shares of common stock in either offering, you may not be able to sell them later at or above the purchase price. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors' earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

          Once you exercise your subscription rights or subscribe in the public offering, you may not revoke your subscription. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. We cannot assure you that the market price of our shares of common stock will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price.

The subscription price determined for the offerings is not an indication of the fair value of our common stock.

          In determining the subscription price for the offerings, the board of directors considered a number of factors, including: the price at which shareholders and prospective shareholders might be purchase shares, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board of directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

The Company may issue additional shares of its common stock in the future, which could dilute a shareholder's ownership of common stock.

          The Company's articles of incorporation authorize its Board of Directors, without shareholder approval, to, among other things, issue additional shares of common or preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder's ownership of Company common stock. The Company intends to offer additional shares of its common stock in exchange for its outstanding 11% Subordinated Notes due 2017, and may seek to issue additional shares of common stock in exchange for outstanding shares of its preferred stock.

          To the extent that the Company issues options or warrants to purchase common stock in the future and the options or warrants are exercised, the Company's shareholders may experience further dilution. Holders of shares of Company common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of Company common or preferred stock.

          Because of its capital requirements, the Company may find it necessary to sell common stock to raise capital under circumstances and at prices which result in extreme dilution.

The offering will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

          We intend to raise significant capital through the offerings. Our directors and executive officers and individuals who reside in our markets currently hold a significant percentage of our common stock. Upon the successful completion of the offerings, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offerings in an amount proportional to their existing ownership. As a result, following the offerings, a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in the offering, subject to any applicable regulatory approvals and the limitations set forth in this Prospectus. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

The Company's ability to pay dividends is limited and it may be unable to pay future dividends.

          The Company has suspended payment of dividends on its preferred and common stock in order to preserve capital. The Company's ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient regulatory capital. The ability of the Bank to pay dividends to the Company is limited by its obligation to maintain sufficient capital and by other general restrictions on dividends that are applicable to banks generally and the Company specifically. If the Company or the Bank does not satisfy these regulatory requirements, the Company would be unable to resume payment of dividends on its preferred and common stock. In addition, the Company may not pay dividends on shares of common stock if the Company has not paid full cash dividends for the most recently completed dividend period for both the Series A and Series B Preferred Stock. Additional information on restrictions on payment of dividends by the Company and the Bank may be found in Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2009 under the heading "Recent Business Developments" and in item 5 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and is here incorporated by reference.

The market price of the Company's common stock can be volatile, which may make it more difficult to resell Company common stock at a desired time and price.

          Stock price volatility may make it more difficult for a shareholder to resell Company common stock when a shareholder wants to and at prices a shareholder finds attractive or at all. The Company's stock price can fluctuate significantly in response to a variety of factors. General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The proposed offerings may increase the risk of an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which may materially impair our ability to use our deferred tax assets.

          At September 30, 2010, our net deferred tax asset was $26.3 million. Our ability to use our deferred tax assets to offset future taxable income will be limited if we experience an "ownership change" as defined in Section 382 of the Internal Revenue Code. In general, an ownership change will occur if there is a cumulative increase in our ownership by "5-percent shareholders" (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change deferred tax assets equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate, which is currently 4.47% for ownership changes occurring in February 2011.

          The offering could cause us to experience an "ownership change" as defined for U.S. federal income tax purposes. Even if the offering does not cause us to experience an "ownership change," the issuance of our shares of common stock in the offering materially increases the risk that we could experience an "ownership change" in the future. As a result, issuances or sales of common stock or other securities in the future, or certain other direct or indirect changes in ownership, could result in an "ownership change" under Section 382 of the Code.

          In the event an "ownership change" were to occur, we could realize a permanent loss of a significant portion of our U.S. federal deferred tax assets (related to net operating loss carryforwards) and lose certain built-in losses that have not been recognized for tax purposes. The amount of the permanent loss would depend on the size of the annual limitation (which is in part a function of our market capitalization at the time of an "ownership change") and the remaining carry forward period (U.S. federal net operating losses generally may be carried forward for a period of 20 years).

          Due to the losses incurred in recent years and in the first quarter of 2010, we continue to maintain a full valuation allowance on our entire deferred tax asset. If an "ownership change" had occurred on September 30, 2010, there would have been no direct financial impact because the asset is fully reserved, however, the ownership change would have affected the amount of valuation allowance we may be able to reverse in the future.

You may not revoke your subscription, but we may terminate the offerings.

          Once you have exercised your subscription rights or submitted a subscription for shares in the public offering, you may not revoke the subscription even if you learn information about us that you consider to be unfavorable. We may terminate the offerings at our discretion. If we terminate either offering, we will not have any obligation to you with respect to the rights except to return any payment received, without interest or penalty.

Although publicly traded, our common stock has substantially less liquidity than the average liquidity of stocks listed on the NASDAQ Global Select Market.

          Although our common stock is listed for trading on the NASDAQ Global Select Market our common stock has substantially less liquidity than the average liquidity for companies listed on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price of our common stock. For these reasons, our common stock should not be viewed as a short-term investment.

          The market price of our common stock may fluctuate in the future, and this volatility may be unrelated to our performance. General market price declines or overall market swings in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

The Company's common stock is not insured by any governmental entity.

          Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in Company common stock is subject to risk, including possible loss.

The Company may issue debt and equity securities that are senior to Company common stock as to distributions and in liquidation, which could negatively affect the value of Company common stock.

          The Company has in the past and may in the future increase its capital by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of the Company's liquidation, its lenders and holders of its debt securities would receive a distribution of the Company's available assets before distributions to the holders of Company common stock. The Company's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond its control. The Company cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of Company common stock and dilute a shareholder's interest in the Company.

Exercise of our outstanding Warrants to purchase common stock or conversion of our outstanding preferred stock could substantially dilute a shareholder's ownership of common stock.

          We have issued Warrants to purchase a total of 1,478,811 shares of our common stock at an exercise price of $9.00 per share. Additional information about the Warrants may be found under the heading "Description of Capital Stock."

          We have outstanding 31,290 shares of Class A Preferred Stock, which are convertible into approximately 3,496,032 shares of our common stock at a conversion price of $8.95 per share. We have outstanding 2,350 shares of Class B Preferred Stock, which are convertible into approximately 391,675 shares of our common stock at a conversion price of $6.00 per share. Additional information about the preferred stock may be found under the heading "Description of Capital Stock."

          The exercise or conversion, in whole or in part, of these securities into shares of our common stock could substantially dilute a shareholder's ownership of common stock.

Our articles of incorporation and bylaws and Michigan laws contain certain provisions that could make a takeover more difficult.

          Our articles of incorporation and bylaws, and the laws of Michigan, include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

          The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. In addition to these provisions and the provisions of our articles of incorporation and by-laws, Federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

The Company will retain broad discretion in using the net proceeds from the offerings, and might not use the proceeds effectively.

          We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. However, the Company has not designated the amount of net proceeds it will use for any particular purpose and the Company's management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, the Company's management may use the proceeds for corporate purposes that may not increase our market value or make the Company more profitable. In addition, it may take the Company some time to effectively deploy the proceeds from the offerings. Until the proceeds are effectively deployed, the Company's return on equity and earnings per share may be negatively impacted.

If, as a result of the offering or otherwise, an entity holds as little as a 5% interest in our outstanding securities, that entity could, under certain circumstances, be subject to regulation as a "bank holding company."

          Any entity, including a "group" composed of natural persons, owning or controlling with the power to vote 25% or more of our outstanding securities, or 5% or more if the holder otherwise exercises a "controlling influence" over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHC Act to acquire or retain 5% or more of our outstanding securities and (ii) any person not otherwise defined as a company by the BHC Act and its implementing regulations may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of our outstanding securities. Becoming a bank holding company imposes statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder's investment in our securities or those nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

FORWARD-LOOKING STATEMENTS

          This registration statement contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and Macatawa Bank Corporation. Forward-looking statements are identifiable by words or phrases such as "outlook" or "strategy," that an event or trend "may," "should," "will," "is likely," or is "probable" to occur or "continue" or "is scheduled" or "on track" or that the Company or its management "anticipates," "believes," "estimates," "plans," "forecasts," "intends," "predicts," "projects," or "expects" a particular result, or is "confident," "optimistic" or has an "opinion" that an event will occur, or other words or phrases such as "ongoing," "future," or "tend" and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to real estate valuation, future levels of nonperforming loans, the rate of asset dispositions, future capital levels, capital raising activities (including the successful completion of the offerings), dividends, future growth and funding sources, future liquidity levels, future profitability levels, our ability to comply with our Consent Order and Written Agreement, and the effects on earnings of changes in interest rates and the future level of other revenue sources. All of the information concerning interest rate sensitivity is forward-looking.

          Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. Our ability to fully comply with all of the provisions of our Consent Order and Written Agreement, improve regulatory capital ratios, raise additional capital, successfully implement new programs and initiatives, increase efficiencies, realize our deferred tax benefits, address regulatory issues, respond to declines in collateral values and credit quality, and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on Macatawa Bank Corporation, specifically, are also inherently uncertain. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Macatawa Bank Corporation undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this report.

          Risk factors include, but are not limited to, the risk factors described under "Risk Factors" on page 14 of this prospectus, in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2009 and in "Part II, Item 1A - Risk Factors" of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate outcome and a preceding forward-looking statement.

USE OF PROCEEDS

          We estimate the net proceeds from the offerings, after estimated expenses, will be approximately $[•]. We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios. As of September 30, 2010, a contribution of $23.8 million of qualifying capital would have been required for the Bank to comply with the Consent Order with respect to total capital. A contribution of $23.7 million of qualifying Tier 1 capital would have been required as of September 30, 2010 to comply with the Consent Order with respect to Tier 1 capital. We intend to retain a portion of the net proceeds at the Company to pay a portion of the Company's direct operating expenses while the Company is unable to fund those expenses with dividends from the Bank.

          Funds contributed to the Bank will be used by the Bank for general operating purposes which may include, among others, funding of loans, investment in securities, and payment of expenses. The proceeds of the offerings which are not contributed to the Bank will be used by the Company for general corporate purposes which may include, among others, payment of expenses, payment of interest on subordinated notes and trust preferred securities, and pursuing strategic opportunities which may be presented to the Company in the future.

CAPITALIZATION

          The following table sets forth our consolidated capitalization as of September 30, 2010 and our pro forma consolidated capitalization after giving effect to the receipt of net proceeds from the offerings, assuming in the alternative that the maximum amount of the offered shares are sold in the offerings (referred to below as the "100% participation scenario"), and that half of the offered shares are sold in the offerings (referred to below as the "50% participation scenario"). We are unable to predict the actual level of participation in the offerings. There is no assurance that we will achieve even the 50% participation scenario.

          The following unaudited information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2009, and related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2009, and our unaudited consolidated financial statements for the nine months ended September 30, 2010, and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as amended, which reports are incorporated by reference into this prospectus. See "Incorporation of Certain Information by Reference."

100% PARTICIPATION SCENARIO
	As of September 30, 2010
	Actual	As Adjusted
	(Unaudited)

	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized; Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560
Common stock, no par value, 40,000,000 shares authorized	167,289
Retained deficit	(133,489)
Accumulated other comprehensive income (loss)	28
Total shareholders' equity	$66,992	$	[•]
Book value per share	$1.91	$	[•]

50% PARTICIPATION SCENARIO
	As of September 30, 2010
	Actual	As Adjusted
	(Unaudited)

	(Dollars in thousands)
Shareholders' Equity:
Preferred stock, no par value, 500,000 shares authorized; Series A Noncumulative Convertible Perpetual Preferred Stock	$30,604	$
Series B Noncumulative Convertible Perpetual Preferred Stock	2,560
Common stock, no par value, 40,000,000 shares authorized	167,289
Retained deficit	(133,489)
Accumulated other comprehensive income (loss)	28
Total shareholders' equity	$66,992	$	[•]
Book value per share	$1.91	$	[•]

As of September 30, 2010, the Bank's regulatory capital ratios were:
	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets

Bank's Ratios	6.6%	7.9%	9.2%

Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%

Required by Consent Order	8.0%	n/a	11.0%

Under the alternative scenarios described above, and assuming $[•] of the proceeds of the offerings are contributed to the Bank's capital to increase the Bank's regulatory capital ratios, the Bank's regulatory capital ratios, as of September 30, 2010, would have been:

100% PARTICIPATION SCENARIO
	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets

Bank's Pro Forma Ratios	[•] %	[•] %	[•] %

Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%

Required by Consent Order	8.0%	n/a	11.0%

50% PARTICIPATION SCENARIO
	Tier 1 Capital to Average Assets	Tier 1 Capital to Risk Weighted Assets	Total Capital to Risk Weighted Assets

Bank's Pro Forma Ratios	[•] %	[•] %	[•] %

Regulatory standard to be categorized "Well-Capitalized"(1)	5.0%	6.0%	10.0%

Required by Consent Order	8.0%	n/a	11.0%

(1) Because it is subject to the Consent Order, the Bank cannot be classified as "well-capitalized" even if it exceeds these levels.

MARKET FOR COMMON STOCK AND DIVIDEND INFORMATION

          The Company's common stock is quoted on the Nasdaq Global Select Market under the symbol MCBC. Information about our historical trading volume and share price may be found under the symbol "MCBC" on certain financial websites.

          The following table shows the high and low closing prices of common stock of the Company for each quarter of 2008, 2009 and 2010, as quoted on Nasdaq. The Company had 810 shareholders of record as of December 31, 2010.
Date	High	Low
2008
1st Quarter	$11.92	$8.15
2nd Quarter	11.49	7.64
3rd Quarter	9.79	6.88
4th Quarter	6.41	2.68

2009
1st Quarter	3.94	1.70
2nd Quarter	3.95	2.82
3rd Quarter	3.07	2.18
4th Quarter	2.70	1.56

2010
1st Quarter	2.08	1.50
2nd Quarter	2.78	1.10
3rd Quarter	1.83	1.12
4th Quarter	4.13	1.46

          After payment of the second quarter cash dividend in 2008, the Company suspended payment of its cash dividend to common shareholders in order to preserve its capital. The Company did not pay cash dividends to common shareholders in 2009 or 2010. Under the Consent Order, the Bank may not declare or pay any cash dividend without the prior written consent of its regulators. As funds for the payment of future cash dividends are primarily dependent upon cash currently held at the Company and from dividends received from the Bank out of its earnings, the Company does not expect to pay cash dividends in the near future. The Company does expect to reassess its ability to resume the payment of dividends on its preferred and common stock if and when the Consent Order is lifted, current levels of cash, earnings and capital return to acceptable levels and prospects are positive for sustained economic growth and improved Company performance. There can, however, be no assurance that we will resume payment of dividends in the future.

          The Company has suspended payments of cash dividends on its preferred stock until further action by the Board of Directors. During the period that the Company does not declare and pay cash dividends on its preferred stock, it may not declare and pay cash dividends on its common stock.

          The Company has exercised its right to defer interest payments on its trust preferred securities for 20 consecutive quarters or until such earlier time as is determined by further action of the Board of Directors. During the deferral period, the Company may not declare or pay any dividends on its common stock or preferred stock or make any payment on any outstanding debt obligations that rank equally with or junior to the trust preferred securities. Through September 30, 2010, interest payments for four quarters has been deferred. The Company continues to accrue interest through this deferral period.

          Additional information on restrictions on payment of dividends by the Company and the Bank, which is here incorporated by reference, may be found in:
•	This prospectus above under the headings "Risk Factors - The Company's ability to pay dividends is limited and it may be unable to pay future dividends";

•

Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as amended, in "Part I, Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Capital Resources "; and

•

Our Annual Report on Form 10-K for the year ended December 31, 2009 in "Part I, Item 1 - Business" under the headings "Supervision and Regulation - Macatawa Bank Corporation" and "Recent Business Developments," in "Part II, Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities," in Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Capital Resources," and in the Notes to our consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

Description of Common Stock

          Macatawa's articles of incorporation authorize the issuance of up to 40,000,000 shares of common stock. Holders of Macatawa common stock, which has no par value, are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for dividends, subject to the preferential dividend rights of outstanding preferred stock. If Macatawa liquidates, dissolves or winds up, the holders of common stock are entitled to receive ratably all of its assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of our Series A and Series B Noncumulative Convertible Perpetual Preferred Stock and any other preferred stock that Macatawa may designate and issue in the future.

          Macatawa's common stock trades on the Nasdaq Global Select Market under the symbol MCBC. Registrar and Transfer Company is the transfer agent and registrar for Macatawa common stock.

Description of Warrants

          The Company has issued warrants for the purchase of up to 1,500,000 shares of our common stock. We issued the warrants pursuant to a Settlement and Release and Stock and Warrant Issuance Agreement, as amended, between Macatawa Bank Corporation and the litigation participants named in the Settlement and Release and Stock and Warrant Issuance Agreement in connection with legal proceedings related to Trade Partners, Inc. Additional information about the legal proceedings relating to Trade Partners may be found in Item 3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

          The warrants are exercisable from time to time on any business day during the five year period commencing on May 12, 2010 (the "Exercise Period"). Each holder of a warrant has the right, during the Exercise Period, to purchase from us the number of shares of our common stock which the holder may at the time be entitled to receive upon payment of the exercise price then in effect for such warrant.

          The warrants were issued in two series. The first series of warrants to purchase an aggregate of 1,361,753 shares of common stock were issued on June 17, 2009. The second series of warrants to purchase an aggregate of 117,056 shares of common stock were issued on July 27, 2009. The terms and conditions of the two series of warrants are identical in all respects except for the date of issuance.

          Each warrant initially entitles the holder thereof, subject to adjustment pursuant to the terms of the Warrant Agreement, to purchase one share of common stock at an exercise price of $9.00 per share. The exercise price is payable by certified or official bank check payable to the order of Macatawa, by wire transfer of funds to an account designated by Macatawa for such purpose, or by surrender to Registrar and Transfer Company as warrant agent of the right to receive a number of shares of common stock having a value equal to the exercise price (calculated to the nearest one one-hundredth of a share). Macatawa is not required to issue fractional shares of common stock on the exercise of warrants. In lieu of issuing fractional shares, Macatawa will pay an amount in cash equal to the current market value per share of common stock multiplied by such fraction, computed to the nearest whole cent.

Description of Preferred Stock

          Macatawa's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, no par value. The board of directors of Macatawa is authorized to cause the preferred stock to be issued from time to time in one or more series, with such designations and relative voting, dividend, liquidation and other rights, preferences and limitations as the board may express in a resolution or resolutions providing for the stock. As of the date of this prospectus, Macatawa has two series of preferred stock issued and outstanding, Series A Preferred Stock and Series B Preferred Stock.

          Series A Preferred Stock. The Company filed the Certificate of Designations for the Series A Preferred Stock with the State of Michigan on October 30, 2008, which sets forth the preferences, limitations, voting powers and relative rights of the Series A Preferred Stock. Holders of the Series A Preferred Stock generally do not have any voting rights, except as required by Michigan law. Each share of the Series A Preferred Stock may be converted at any time at the option of the holder into 111.73 shares of common stock of the Company, which represents an approximate initial conversion price of $8.95 per share of common stock. On or after the third anniversary of the issue date, at the option of the Company, the Series A Preferred Stock will be subject to mandatory conversion into common stock at the prevailing conversion rate, if the closing price of the Company's common stock exceeds 130% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period and the Company has paid full dividends on the Series A Preferred Stock for four consecutive quarters. The conversion rate and conversion price will be subject to adjustments in certain circumstances.

          Dividends on the Series A Preferred Stock are payable quarterly in arrears if, when and as declared by the Company's board of directors, at the rate of 12.00% per year on the liquidation preference of $1,000 per share. Dividends on the Series A Preferred Stock will be non-cumulative. If the Company's board of directors or any duly authorized committee thereof does not declare a dividend on the Series A Preferred Stock for any dividend period prior to the related dividend payment date, that dividend will not accrue, and the Company will have no obligation to pay, and holders shall have no right to receive, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent dividend period with respect to Series A Preferred Stock, junior stock or any other class or series of authorized preferred stock of the Company. With certain limited exceptions, if the Company does not pay full cash dividends on the Series A Preferred Stock for the most recently completed dividend period, the Company may not pay dividends on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to its common stock or other stock ranking equally with or junior to the Series A Preferred Stock. The Series A Preferred Stock is not redeemable by the Company at the option of either the holders or the Company.

          Series B Preferred Stock. The Company filed the Certificate of Designations for the Series B Preferred Stock (the "Certificate of Designations") with the State of Michigan on June 29, 2009, which sets forth the preferences, limitations, voting powers and relative rights of the Series B Preferred Stock. Holders of the Series B Preferred Stock generally do not have any voting rights, except as required by Michigan law. Each share of the Series B Preferred Stock may be converted at any time at the option of the holder into 166.67 shares of common stock of the Company, which represents an approximate initial conversion price of $6.00 per share of common stock. On or after the third anniversary of the issue date, at the option of the Company, the Series B Preferred Stock will be subject to mandatory conversion into common stock at the prevailing conversion rate, if the closing price of the Company's common stock exceeds 120% of the then applicable conversion price for 20 trading days during any 30 consecutive trading day period and the Company has paid full dividends on the Series B Preferred Stock for four consecutive quarters. The conversion rate and conversion price will be subject to adjustments in certain circumstances. The Series B Preferred Stock is subordinate to the Series A Preferred Stock.

          Dividends on the Series B Preferred Stock are payable quarterly in arrears if, when and as declared by the Company's board of directors, at the rate of 9.00% per year on the liquidation preference of $1,000 per share. Dividends on the Series B Preferred Stock will be non-cumulative. If the Company's board of directors or any duly authorized committee thereof does not declare a dividend on the Series B Preferred Stock for any dividend period prior to the related dividend payment date, that dividend will not accrue, and the Company will have no obligation to pay, and holders shall have no right to receive, a dividend for that dividend period on the related dividend payment date or at any future time, whether or not dividends on the Series B Preferred Stock or any other series of preferred stock or common stock are declared for any subsequent dividend period with respect to Series B Preferred Stock, junior stock or any other class or series of authorized preferred stock of the Company. With certain limited exceptions, if the Company does not pay full cash dividends on the Series B Preferred Stock for the most recently completed dividend period, the Company may not pay dividends on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to its common stock or other stock ranking equally with or junior to the Series B Preferred Stock. The Series B Preferred Stock is not redeemable by the Company at the option of either the holders or the Company.

Anti-Takeover Provisions of Macatawa's Articles of Incorporation and Bylaws

          Our articles of incorporation and bylaws, and the laws of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our best interest and the best interests of our shareholders. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

          The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. In addition to these provisions and the provisions of our articles of incorporation and bylaws, Federal law requires the Federal Reserve Board's approval prior to acquisition of "control" of a bank holding company. All of these provisions may have the effect of delaying or preventing a change in control at the company level without action by our shareholders, and therefore, could adversely affect the price of our common stock.

Classification of Directors

          Macatawa's articles of incorporation provide for the division of the board of directors into three classes of nearly equal size with staggered three-year terms of office. The number of directors constituting the board of directors is determined from time to time by the board of directors. The board is currently composed of eleven members.

Advance Notice Provisions

          Macatawa's articles of incorporation provide that shareholders may nominate a person to serve as director if the nominating shareholder provides written notice to the Company not later than sixty (60) nor more than ninety (90) days prior to the first anniversary date of the preceding year's annual meeting. The Articles of Incorporation also permit a shareholder to propose a matter to be considered and voted upon by the shareholders at any meeting of shareholders, provided that the shareholder provides written notice to the Company not later than sixty (60) nor more than ninety (90) days prior to the first anniversary date of the preceding year's annual meeting, setting forth the name and address of the shareholder submitting the proposal, a brief description of the proposal to be submitted, a description of any financial or other interest of such shareholder in the proposal, and certain customary representations and covenants. These provisions may prevent or make it more difficult for shareholders to make nominations for directors at an annual meeting of shareholders or from bringing matters before a meeting of shareholders.

Director Removal and Vacancies

          A director may be removed with or without cause by: (1) the affirmative vote of at least 80% of the board of directors; or (2) the affirmative vote of the holders of 80% of the shares entitled to vote for the election of directors. Macatawa's bylaws generally provide that any board vacancy may be filled by an 80% majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors.

Federal Law

          The BHC Act requires any "bank holding company," as defined in the BHC Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any entity that is a holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over us, is subject to regulation as a bank holding company under the BHC Act. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act.

THE OFFERINGS AND PLAN OF DISTRIBUTION

          Before exercising any subscription rights in the rights offering or subscribing in the public offering, you should read carefully the information set forth under "Risk Factors" beginning on page 14.

In General

          Reasons for the Stock Offerings. We are engaging in the offerings to raise common equity capital to improve the Bank's capital position, and to retain additional capital at Macatawa Bank Corporation.  The net proceeds we retain may be used for the payment of interest on the Company's subordinated debt, dividends on preferred shares and trust preferred securities, the repayment of debt and general corporate purposes and further investment in the Bank, if required by the FDIC or if we otherwise determine to make such a further investment.  Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering, in conjunction with a public offering, was the appropriate option under the current circumstances.  We believe that the offerings will strengthen our financial condition by generating additional cash and increasing our capital levels. However, our board of directors is making no recommendation regarding your exercise of the subscription rights or purchase of shares in the public offering.  We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

          Shares Offered. We are offering for sale a total of [•] shares of common stock. Of such shares, [•] shares are being offering pursuant to subscription rights in the rights offering and [•] shares are being offered to accommodate oversubscriptions in the rights offering and/or subscriptions in the public offering. In addition, any shares not subscribed for in the rights offering may be offered and sold in the public offering.

          Subscription Price. The subscription price in the rights offering and in the public offering is $[•] per share of common stock. No change will be made to the subscription price to reflect changes in the trading price of our common stock or other factors prior to the expiration of the rights offering.

          Determination of Subscription Price. Our board of directors determined the terms of the offerings, including the subscription price, in its sole discretion. In determining the subscription price, the board of directors considered a number of factors, including: the price at which shareholders and prospective shareholders are expected to be willing to purchase shares, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board of directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the offerings were approved by our board or during the offerings.

          Offering Period. The offerings will commence on [•]. The rights offering will terminate and the subscription rights will expire at 5:00 p.m., Eastern Time, on [•], unless we decide to extend the rights offering until no later than [•], in our sole discretion. The public offering will terminate on [•], unless we decide to extend the public offering beyond until no later than [•].

          Payment Method. As described in the instructions accompanying the rights certificate, payments submitted to us must be made in full United States currency by:
•	personal check;

•	bank check or bank money order payable to Macatawa Bank Corporation;

•	wire transfer of immediately available funds to the account maintained by Macatawa Bank Corporation.

          You should read and follow the instructions accompanying the rights certificate carefully.  As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

          The method of delivery of payments of the subscription amount will be at the risk of the holders of subscription rights.  If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery.

          There is no sales fee or commission payable by you.  You are responsible for paying any fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

          Payment will be deemed to have been received only upon receipt of any certified check, bank money order or, in the case of an uncertified personal check, receipt and clearance of such check.

          Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration time to ensure that we receive cleared funds before that time. We also urge you to consider payment by means of a certified or cashier's check or money order.

          No Revocation of Subscriptions. Once you send in your subscription rights certificate or subscription agreement, and payment, you cannot revoke your subscription, even if the offering period has not yet ended, we extend the offering period, you later learn information about us that you consider to be unfavorable or the market price of our common stock is below the $[•] per share purchase price. You should not exercise your subscription rights, oversubscribe or subscribe for shares in the public offering, unless you are certain that you wish to purchase shares of our common stock at a price of $[•] per share.

          Issuance of Our Common Stock. When issued, the shares will be registered in the name of the subscription rights holder of record or to the subscriber's name listed on a subscription agreement in the public offering. Unless we earlier terminate the offerings, the shares of our common stock purchased in the offerings will be issued as soon as practicable following each closing.

          All payments will be held in trust by Macatawa Bank pending issuance of the shares against payment. You will not be paid any interest on funds, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a shareholder of the Company with respect to the shares of our common stock subscribed for in until the shares are issued to you.

          Cancellation of Offerings. We may cancel the rights offering and/or the public offering in our sole discretion at any time for any reason, including as a result of a change in the market price of our common stock. If we cancel this rights offering or the public offering, any funds you paid will be refunded, without interest or deduction.

          Our Determinations will be Binding. All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights or subscription agreements will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right or submission of any subscription agreement by reason of any defect or irregularity in any exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived by us or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription rights certificate or incur any liability for failure to give you that notice.

          Ambiguities in Subscriptions. If you do not specify the number of shares of our common stock being subscribed for on your subscription rights certificate or subscription agreement, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of our common stock that could be subscribed for with the payment that we received from you. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of shares for which you have indicated an intention to purchase, then you will be deemed to have subscribed for shares to the extent of the payment tendered.

          Limit on How Many Shares of Common Stock You May Purchase in the Offerings. Subject to the discretion of the board of directors or a committee of the board of directors, a person, together with certain related persons and associates, may not purchase a number of shares such that upon completion of the stock offerings the person owns in excess of 4.9% of the Company's common stock outstanding.

          In addition, we may, in the discretion of the board of directors or a board commitee, not issue shares of our common stock pursuant to the exercise of basic subscription rights or over-subscription rights, or to any shareholder or other purchaser who, in our sole judgment, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [•] , such clearance or approval has not been obtained and/or any applicable waiting period has not expired.  If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscription by other shareholders pursuant to their subscription rights.

          The term "associate" is used above to indicate any of the following relationships with a person:
•

any corporation or organization, other than Macatawa Bank Corporation, Macatawa Bank, a subsidiary thereof, of which a person is a senior officer or partner, or beneficially owns, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

•

any trust or other estate, if the person has a substantial beneficial interest in the trust or estate or is a trustee or fiduciary of the estate (although a person who has a substantial beneficial interest in one of our tax-qualified or non-tax-qualified employee plans, or who is a trustee or fiduciary of the plan is not an associate of the plan, and our tax-qualified employee plans are not associates of a person);

•	any person who is related by blood or marriage to such person and:

	•	who lives in the same house as the person; or

	•	who is a director or senior officer of the Company, Macatawa Bank or a subsidiary thereof; and

	•	any person acting in concert with the persons or entities specified above.

          As used above, the term "acting in concert" means:
•	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement; or

•

a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

          A person or company that acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any of our tax-qualified employee plans will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

          No Recommendations. Neither we nor our board of directors are making any recommendation as to whether or not you should exercise your subscription rights or subscribe for shares in the public offering. You should make your decision based on your own assessment of your best interests.

          Conditions, Withdrawal and Termination. We reserve the right to terminate the rights offering and/or the public offering at any time for any reason.  If we terminate the offerings, all affected subscription rights will expire without value, and all subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

          In addition, we will not complete the offerings unless we have a sufficient number of shares of authorized shares of common stock. Our Articles of Incorporation currently authorize us to issue 40,000,000 shares of common stock, which is less than the sum of our current outstanding shares plus the shares we are offering for sale in the offerings.  At a Special Meeting of Shareholders, which is scheduled to be held [•], we are submitting to shareholders a proposal to amend the Articles of Incorporation to increase the number of authorized shares of our common stock from 40,000,000 to 200,000,000. If the shareholders do not approve the proposed amendment, then we may not have sufficient shares of authorized common stock available to complete the offerings.

          No Fractional Shares. All shares will be sold at a purchase price of $[•] per share.  We will not issue fractional shares.  Fractional shares of our common stock resulting from the exercise of the basic subscription privileges and the over-subscription privileges will be eliminated by rounding down to the nearest whole share.  Any excess subscription payments received by us will be returned, without interest, as soon as practicable.

The Rights Offering

          We are distributing to the holders of our shares of common stock as of [•]non-transferable subscription rights to purchase shares of our common stock at a price of $ [•] per share in cash. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately [•] shares of our common stock for an aggregate purchase price of $ [•] million.

          Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on [•].  Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege.

          Basic Subscription Privilege.  With your basic subscription privilege, you may purchase up to [•] shares of our common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $ [•] per share in cash, prior to the expiration of the rights offering.  Fractional shares of our common stock resulting from the exercise of the basic subscription privilege will be eliminated by rounding down to the nearest whole share.  You may exercise all or a portion of your basic subscription privilege.  However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your over-subscription privilege.

          Over-Subscription Privilege.  In the event that you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other shareholders through the exercise of their basic subscription privileges.  If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full except as otherwise provided in this prospectus.  If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder through the exercise of their over-subscription privileges by a fraction which equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges.  As described above for the basic subscription privilege, we will not issue fractional shares through the exercise of over-subscription privileges. Any over-subscription requests remaining unfilled will be treated as subscriptions in the public offering, which we may or may not be able to satisfy.

          In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege.  Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you.

          We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full.  We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full.  We can only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

          To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares actually available to you, and any excess subscription payments will be returned to you, without interest, as soon as practicable.

          To the extent the amount you paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

          Method of Exercising Subscription Rights. One non-transferable subscription right is being distributed for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on [•].  The exercise of subscription rights is irrevocable and may not be cancelled or modified.  You may exercise your subscription rights as follows:

          Subscription by Registered Holders.  If you hold a Macatawa Bank Corporation stock certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate.  You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to us at the address set forth below to be received prior to 5:00 p.m., Eastern Time, on [•] .

          Subscription by Beneficial Owners.  If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate.  Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date.  If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

          Expiration Date. The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on [•] , which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable.  We will not be required to issue shares of our common stock to you if we receive your rights certificate or your subscription payment after that time.  We have the option to extend the rights offering without notice to you.  In no event will the expiration date be later than [•]. f we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the board of directors or its delegate determines to extend the rights offering.

          If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [•] , expiration date that we have established for the rights offering.

          Non-Transferability of Subscription Rights. The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone.  The subscription rights will not be listed for trading on the Nasdaq Global Select Market or any other stock exchange or market. We intend to list the shares of our common stock issuable upon exercise of the subscription rights on the Nasdaq Global Select Market under the ticker symbol "MCBC."

          Foreign Shareholders. We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address.  We will hold these rights certificates for their account.  To exercise subscription rights, our foreign shareholders must notify us prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to our satisfaction that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

          No Revocation or Change. Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of payment.  All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable.  You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

          No Recommendation to Rights Holders. Our board of directors is making no recommendation regarding your exercise of the subscription rights.  Shareholders who exercise subscription rights risk investment loss on new money invested.  We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price.  You are urged to make your decision based on your own assessment of our business and the rights offering.  Please see "Risk Factors" for a discussion of some of the risks involved in investing in our common stock.

          Notice to Nominees. If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owners, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to us with the proper subscription payment to be received by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to us by submitting the form entitled " Nominee Holder Certification ," which is provided with your rights offering materials.  If you did not receive this form, please contact us to request a copy.

          Beneficial Owners. If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, custodian bank or other nominee, we may have to ask your nominee to notify you of the rights offering.  If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you, as described above.  To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee.  If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you.  You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering.  We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, [•] , expiration date.

The Public Offering

          Offering Size and Minimum Subscription. We will permit persons and entities to submit subscriptions to purchase [•] or more shares of our common stock at a purchase price of $[•] per share. We will sell up to [•] shares in the public offering and/or to satisfy oversubscription requests in the rights offering. In addition, any shares not sold in the rights offering may be offered and sold in the public offering.

          Discretion to Accept Subscriptions. The board of directors or a committee of the board may, in its discretion, accept or reject in whole or in part any subscription that may be properly delivered to us pursuant to the public offering. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the expiration date of the public offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest or deduction, as soon as practicable.

Plan of Distribution

          In General. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights or the sale of common stock in the public offering. We are not paying any other commissions, underwriting fees or discounts in connection with the rights offering or the public offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.

          Rights Offering. The common stock offered pursuant to the rights offering is being offered by us directly to all holders of our common stock. We intend to distribute subscription rights certificates, copies of this prospectus, and certain other relevant documents to those persons that were holders of our common stock at 5:00, p.m., Eastern Time, on [•], the record date for this rights offering.

          Public Offering. We are offering the shares of common stock to the public in the public offering at a price of $[•] per share. The board of directors or a committee of the board may, in its discretion, reject in whole or in part any offer to purchase shares of common stock in the public offering.

          We will be responsible for the expenses of issuance and distribution of the shares of common stock in the public offering, including registration fees, legal and accounting fees and printing expenses.

POTENTIAL IMPACT OF OFFERINGS ON DEFERRED TAX ASSETS

          Our accounting for income taxes involves the valuation of deferred tax assets and liabilities primarily associated with differences in the timing of the recognition of revenues and expenses for financial reporting and tax purposes. At September 30, 2010, we had gross deferred tax assets of $29.1 million, gross deferred tax liabilities of $2.8 million and a valuation allowance of $26.3 million for the entire amount of net deferred tax assets. We may lose the ability to utilize our deferred tax assets (related to net operating loss carryforwards) if the offerings result in an "ownership change" under Section 382 of the Internal Revenue Code. Please see "Risk Factors - The proposed offerings may increase the risk of an "ownership change" for purposes of Section 382 of the Internal Revenue Code, which may materially impair our ability to use our deferred tax assets."

          There will be no further negative affect on our results of operations associated with deferred tax assets because these assets have been reserved in their entirety. In fact, under certain conditions according to the accounting standards, if we do not experience an "ownership change" and we return to sustained profitability, it will be possible to reverse the established valuation allowance on our deferred tax assets through earnings. The realization of net deferred tax assets is largely dependent upon future taxable income, future reversals of existing taxable temporary differences and the ability to carry back losses to available tax years. In assessing the need for a valuation allowance, we consider all relevant positive and negative evidence, including taxable income in carry-back years, scheduled reversals of deferred tax liabilities, expected future taxable income and tax planning strategies.

          As of September 30, 2010, our book value per common share was $1.91. If the established valuation allowance on our net deferred tax assets had been completely reversed as of September 30, 2010, our book value per common share would have been $3.40.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR INVESTORS

          In General. The following is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

          This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This opinion does not address any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

          As used in this Prospectus, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

          Distribution of Subscription Rights. If you hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights.

          Stockholder Basis and Holding Period of the Subscription Rights. In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

          Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

          Lapse of the Subscription Rights. If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

          Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise. You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

          Distributions on Common Stock Received Upon Exercise of Subscription Rights. You will recognize ordinary income upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder's long-term capital gains rate (a maximum 15% rate under current law), provided that the holder meets applicable holding period and other requirements. This favorable long-term capital gains treatment of qualified dividends is scheduled to phase out for years beginning after December 31, 2012, which would generally mean that these dividends will be taxed at the holder's ordinary income tax rate. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

          Sale of Common Stock Acquired Upon Exercise of Subscription Rights. If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15%, and will be taxed at a maximum rate of 20% for taxable years beginning after December 31, 2012. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

          Information Reporting and Backup Withholding. Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal

Revenue Service. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

          YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

LEGAL MATTERS

          The legality of the issuance of the securities to be offered by this prospectus will be the subject of an opinion of our legal counsel, Warner Norcross & Judd LLP, Grand Rapids, Michigan. As of February 1, 2011, attorneys who are partners or employees of Warner Norcross & Judd LLP owned an aggregate of 29,949 shares, which had an aggregate value of $128,183 based on the closing price.

EXPERTS

          The consolidated financial statements of Macatawa as of and for the years ended December 31, 2009 and 2008 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference from Macatawa's Annual Report on Form 10-K for the year ended December 31, 2009, and have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          MCBC files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents filed by us with the SEC are incorporated by reference into this prospectus. You should carefully read and consider all of these documents before making an investment decision.
•

Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 30, 2010 (excluding the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year ended December 31, 2007 and all financial information as of or for the year ended December 31, 2007 presented in the Notes to Consolidated Financial Statement);

•	Definitive Proxy Statement on Schedule 14A filed on March 31, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on April 29, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed on July 29, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on October 28, 2010;

•

Current Reports on Form 8-K filed on February 24, 2010 (but only with respect to Item 1.01), May 7, 2010, May 21, 2010 (including the amendments to such report filed on June 3, 2010 and July 12, 2010, May 26, 2010, July 15, 2010, August 20, 2010, September 21, 2010 (but only with respect to Item 5.02), and October 26, 2010 (but only with respect to Item 5.02); and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since December 31, 2009.

•

The description of our common stock included in our registration statement on Form SB-2 filed under Section 12 of the Securities Exchange Act of 1934, as amended, filed with the Commission on February 6, 1998.

          Macatawa also incorporates by reference all documents filed by Macatawa with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of the initial filing of the registration statement of which this prospectus is a part and the completion of the sale of the shares of common stock offered by this prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Notwithstanding the foregoing, information "furnished" by Macatawa under any item of any current report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus. Upon written or oral request, Macatawa will provide without charge to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus.  If you would like to obtain this information from Macatawa, please direct your request, either in writing or by telephone, to the Secretary, Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424, telephone number (616) 820-1444. Our SEC filings are also available to the public in the "Investor Relations" section of our website, www.macatawabank.com.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution

          The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with the offering. All amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.
	Amount
Securities and Exchange Commission Registration Fee		$3,483.00
Registrant's Legal Fees and Expenses
Registrant's Accounting Fees and Expenses
Printing Expenses
Other

Total	$

Item 14.	Indemnification of Directors and Officers

          Sections 450.1561 through 450.1565 of the Michigan Business Corporation Act contain specific provisions relating to indemnification of directors and officers of Michigan corporations. In general, the statute provides that (a) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, and (b) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct and upon an evaluation of the reasonableness of expenses and amount paid in settlement. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may, in its articles of incorporation, in its bylaws, through a resolution, or through a contract provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

          Our articles of incorporation require indemnification of any Macatawa director or executive who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or executive officer, or is or was serving at the request of Macatawa in another capacity, to the fullest extent permitted by law. We may also indemnify any person who is not a director or executive officer, if the indemnification is authorized by the board of directors.

          Our bylaws implement the mandatory indemnification required by our Articles of Incorporation. The bylaws provide procedures and standards for determination, evaluation and authorization of indemnification. Under the bylaws, we are required to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding before final disposition of the proceeding if the person furnishes a written undertaking to repay the advance if it is ultimately determined that the person did not meet the applicable standard of conduct, if any, required by statute for indemnification. The indemnification provisions in our bylaws are enforceable as a contract.

          Macatawa has entered into Indemnification Agreements with certain of its directors that provide for additional indemnity protection for the directors, consistent with the provisions of the Michigan Business Corporation Act.

          In addition, Macatawa maintains policies of director and officer liability insurance, under which directors and officers of the Company are insured against certain liabilities arising in connection with the performance of their duties.

Item 15.	Recent Sales of Unregistered Securities

Sales of Common and Preferred Shares

          On November 5, 2008 the Company sold 26,190 shares of Series A Preferred Stock to accredited investors at a purchase price of $1,000 per share.

          On December 22, 2008, sold 5,100 shares of the Company's Series A Preferred Stock to accredited investors at a purchase price of $1,000 per share.

          On June 5, 2009, Macatawa Bank Corporation sold 312,500 shares of its common stock at a purchase price of $3.20 per share to accredited investors.

          On June 30, 2009 the Company sold 2,350 shares of Series B Preferred Stock at a purchase price of $1,000 per share and 183,333 shares of its common stock at a purchase price of $3.00 per share to accredited investors.

          On September 9, 2009 the Company sold 250 shares of Series B Preferred Stock at a purchase price of $1,000 per share and 42,553 shares of its common stock at a purchase price of $2.35 per share to accredited investors.

          All of the shares of common stock, Series A Preferred Stock and Series B Preferred Stock described above were offered and sold for cash in reliance upon an exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In each case, the Company received an appropriate representation as to the accredited investor status (as defined in Rule 501 of Regulation D) of each investor purchasing the stock.

Sales of Subordinated Notes

          On June 30, 2009, the Company sold 11% Subordinated Notes Due 2017 in the aggregate principal amount of $950,000 to accredited investors.

          On September 9, 2009, the Company sold 11% Subordinated Notes Due 2017 of the Company in the aggregate principal amount of $700,000 to accredited investors.

          All of the notes described above were offered and sold for cash in reliance upon an exemption for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In each case, the Company received an appropriate representation as to the accredited investor status (as defined in Rule 501 of Regulation D) of each investor purchasing the stock.

Issuance of Warrants

          In 2009, the Company issued warrants to purchase a total of 1,500,000 shares of our common stock. The warrants were issued in connection with the settlement of certain litigation previously pending against the Company and other defendants in United States Federal Court and Kent County Circuit Court, Grand Rapids, Michigan. The Warrants issued in the settlement were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of the Act.

          The Warrants have an exercise price of $9.00 per share (subject to certain adjustments for stock splits, stock dividends and certain other recapitalizations). The Warrants became exercisable on May 12, 2010. Warrants have a term of five years from the date on which they become exercisable (subject to certain extensions described in the Warrant Agreement).

          The warrants were issued in two series. The first series of warrants to purchase an aggregate of 1,361,753 shares of common stock were issued on June 17, 2009. The second series of warrants to purchase an aggregate of 117,056 shares of common stock were issued on July 27, 2009. The terms and conditions of the two series of warrants are identical in all respects except for the date of issuance.
Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

Exhibit Number and Description
3.1	Restated Articles of Incorporation. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 3.1. Here incorporated by reference.

3.2	Bylaws. Previously filed with the Commission on November 24, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 3.1. Here incorporated by reference.

3.3

Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

3.4

Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.1	Restated Articles of Incorporation. Exhibit 3.1 is here incorporated by reference.

4.2	Bylaws. Exhibit 3.2 is here incorporated by reference.

4.3	Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.3 is here incorporated by reference.

4.4	Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.4 is here incorporated by reference.

4.5

First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Previously filed with the Commission on January 30, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

4.6

Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Previously filed with the Commission on May 8, 2009 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10. Here incorporated by reference.

4.7

Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.8	Warrant Agreement Addendum. Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.9

Form of Warrant Certificate (first series). Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.10

Form of Warrant Certificate (second series). Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.11	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.12

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this report does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the SEC upon request.

5.1	Opinion of Warner Norcross & Judd LLP.*

10.1

Macatawa Bank Corporation Stock Compensation Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.1. Here incorporated by reference.

10.2

Macatawa Bank Corporation 1998 Directors' Stock Option Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.2. Here incorporated by reference.

10.3

Macatawa Bank Corporation 2006 Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix A. Here incorporated by reference.

10.4

Macatawa Bank Corporation 2006 Directors' Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix B. Here incorporated by reference.

10.5

Amended and Restated Employment Agreement between Benj. A Smith III and Macatawa Bank Corporation dated May 9, 2007. Previously filed with the Commission on May 10, 2007 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.6

Noncompetition Agreement dated October 11, 2006, by and between Macatawa Bank Corporation and Benj. A. Smith, III. Previously filed with the Commission on October 12, 2006 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.7

Form of Indemnity Agreement between Macatawa Bank Corporation and certain of its directors. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.7. Here incorporated by reference.

10.8	Form of Stock Option Agreement. Previously filed with the Commission on March 11, 2005 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.6. Here incorporated by reference.

10.9

Form of Stock Option Agreement for non-qualified stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.3. Here incorporated by reference.

10.10

Form of Stock Option Agreement for incentive stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.4. Here incorporated by reference.

10.11

Form of Stock Option Agreement under the Directors' Stock Compensation Plan. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.5. Here incorporated by reference.

10.12	Form of Restricted Stock Agreement. Previously filed with the Commission on March 16, 2007 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.15. Here incorporated by reference.

10.13

Board Representation Agreement dated November 5, 2008, between Macatawa Bank Corporation and White Bay Capital, LLC. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.14

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series A Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.15	First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Exhibit 4.5 is here incorporated by reference.

10.16	Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Exhibit 4.6 is here incorporated by reference.

10.17	Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Exhibit 4.7 is ere incorporated by reference.

10.18	Warrant Agreement Addendum. Exhibit 4.8 is here incorporated by reference.

10.19

Consulting Agreement between G. Thomas Boylan and Macatawa Bank Corporation dated March 10, 2009. Previously filed with the Commission on March 11, 2009 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.18. Here incorporated by reference.

10.20	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

10.21

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series B Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.22

Form of Subscription and Purchase Agreement for 11% Subordinated Notes Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.23

Form of Subscription and Purchase Agreement for Common Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.3. Here incorporated by reference.

10.24

Consent Order dated February 22, 2010. Previously filed with the Commission on February 24, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.25

Written Agreement with the Federal Reserve Bank of Chicago. Previously filed with the Commission on July 29, 2010 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

21

Subsidiaries of the Registrant. One or more subsidiaries were omitted from this exhibit in accordance with Item 601(b)(21)(ii) of Regulation S-K. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 21. Here incorporated by reference.

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).*

24	Powers of Attorney.

*To be filed by an amendment

Item 17.	Undertakings

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4)

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities, and the terms of any subsequent reoffering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Holland, State of Michigan, on February 1, 2011.
MACATAWA BANK CORPORATION

/s/ Ronald L. Haan
By: Ronald L. Haan
Its: Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature

*/s/ Richard L. Postma	February 1, 2011
Richard L. Postma, Chairman of the Board

/s/ Ronald L. Haan	February 1, 2011
Ronald L. Haan, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jon W. Swets	February 1, 2011
Jon W. Swets, Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Mark J. Bugge	February 1, 2011
Mark J. Bugge, Director

*/s/ Wayne J. Elhart	February 1, 2011
Wayne J. Elhart, Director

*/s/ Charles A. Geenen	February 1, 2011
Charles A. Geenen, Director

*/s/ Robert L. Herr	February 1, 2011
Robert L. Herr, Director

*/s/ Birgit M. Klohs	February 1, 2011
Birgit M. Klohs, Director

*/s/ Arend D. Lubbers	February 1, 2011
Arend D. Lubbers, Director

*/s/ Douglas B. Padnos	February 1, 2011
Douglas B. Padnos, Director

*/s/ Thomas P. Rosenbach	February 1, 2011
Thomas P. Rosenbach, Director

*/s/ Thomas J. Wesholski	February 1, 2011
Thomas J. Wesholski, Director

* By	/s/ Jon W. Swets
Jon W. Swets
Attorney-in-Fact

EXHIBIT INDEX
3.1	Restated Articles of Incorporation. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 3.1. Here incorporated by reference.

3.2	Bylaws. Previously filed with the Commission on November 24, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 3.1. Here incorporated by reference.

3.3

Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

3.4

Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.1	Restated Articles of Incorporation. Exhibit 3.1 is here incorporated by reference.

4.2	Bylaws. Exhibit 3.2 is here incorporated by reference.

4.3	Certificate of Designation of Series A Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.3 is here incorporated by reference.

4.4	Certificate of Designation of Series B Noncumulative Convertible Perpetual Preferred Stock. Exhibit 3.4 is here incorporated by reference.

4.5

First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Previously filed with the Commission on January 30, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

4.6

Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Previously filed with the Commission on May 8, 2009 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10. Here incorporated by reference.

4.7

Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.8	Warrant Agreement Addendum. Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.1. Here incorporated by reference.

4.9

Form of Warrant Certificate (first series). Previously filed with the Commission on June 19, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.10

Form of Warrant Certificate (second series). Previously filed with the Commission on July 31, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.11	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

4.12

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this report does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the SEC upon request.

5.1	Opinion of Warner Norcross & Judd LLP.*

10.1

Macatawa Bank Corporation Stock Compensation Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.1. Here incorporated by reference.

10.2

Macatawa Bank Corporation 1998 Directors' Stock Option Plan. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.2. Here incorporated by reference.

10.3

Macatawa Bank Corporation 2006 Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix A. Here incorporated by reference.

10.4

Macatawa Bank Corporation 2006 Directors' Stock Compensation Plan. Previously filed with the Commission on March 9, 2006 in Macatawa Bank Corporation's Proxy Statement dated March 6, 2006, Appendix B. Here incorporated by reference.

10.5

Amended and Restated Employment Agreement between Benj. A Smith III and Macatawa Bank Corporation dated May 9, 2007. Previously filed with the Commission on May 10, 2007 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

10.6

Noncompetition Agreement dated October 11, 2006, by and between Macatawa Bank Corporation and Benj. A. Smith, III. Previously filed with the Commission on October 12, 2006 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.7

Form of Indemnity Agreement between Macatawa Bank Corporation and certain of its directors. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.7. Here incorporated by reference.

10.8	Form of Stock Option Agreement. Previously filed with the Commission on March 11, 2005 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.6. Here incorporated by reference.

10.9

Form of Stock Option Agreement for non-qualified stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.3. Here incorporated by reference.

10.10

Form of Stock Option Agreement for incentive stock options. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.4. Here incorporated by reference.

10.11

Form of Stock Option Agreement under the Directors' Stock Compensation Plan. Previously filed with the Commission on August 8, 2006 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.5. Here incorporated by reference.

10.12	Form of Restricted Stock Agreement. Previously filed with the Commission on March 16, 2007 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.15. Here incorporated by reference.

10.13

Board Representation Agreement dated November 5, 2008, between Macatawa Bank Corporation and White Bay Capital, LLC. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.14

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series A Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on November 5, 2008 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.15	First Amended Settlement and Release and Warrant Issuance Agreement dated January 30, 2009. Exhibit 4.5 is here incorporated by reference.

10.16	Second Amendment to Settlement and Release and Warrant Issuance Agreement dated April 30, 2009. Exhibit 4.6 is here incorporated by reference.

10.17	Warrant Agreement between the Company and Registrar and Transfer Company dated June 16, 2009. Exhibit 4.7 is ere incorporated by reference.

10.18	Warrant Agreement Addendum. Exhibit 4.8 is here incorporated by reference.

10.19

Consulting Agreement between G. Thomas Boylan and Macatawa Bank Corporation dated March 10, 2009. Previously filed with the Commission on March 11, 2009 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 10.18. Here incorporated by reference.

10.20	Form of 11% Subordinated Note Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 4.2. Here incorporated by reference.

10.21

Form of Subscription and Purchase Agreement between Macatawa Bank Corporation and purchasers of Series B Noncumulative Perpetual Preferred Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.22

Form of Subscription and Purchase Agreement for 11% Subordinated Notes Due 2017. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.2. Here incorporated by reference.

10.23

Form of Subscription and Purchase Agreement for Common Stock. Previously filed with the Commission on July 2, 2009 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.3. Here incorporated by reference.

10.24

Consent Order dated February 22, 2010. Previously filed with the Commission on February 24, 2010 in Macatawa Bank Corporation's Current Report on Form 8-K, Exhibit 10.1. Here incorporated by reference.

10.25

Written Agreement with the Federal Reserve Bank of Chicago. Previously filed with the Commission on July 29, 2010 in Macatawa Bank Corporation's Quarterly Report on Form 10-Q, Exhibit 10.1. Here incorporated by reference.

21

Subsidiaries of the Registrant. One or more subsidiaries were omitted from this exhibit in accordance with Item 601(b)(21)(ii) of Regulation S-K. Previously filed with the Commission on March 30, 2010 in Macatawa Bank Corporation's Annual Report on Form 10-K, Exhibit 21. Here incorporated by reference.

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm.

23.2	Consent of Warner Norcross & Judd LLP (included in Exhibit 5 and here incorporated by reference).*

24	Powers of Attorney.

*To be filed by an amendment.